Exhibit 99.1

ENLIGHT RENEWABLE ENERGY LTD.

13 Amal St.
Afek Industrial Park
Rosh Ha’ayin 4809249
Israel

NOTICE OF A SPECIAL AND ANNUAL GENERAL MEETING OF SHAREHOLDERS
To Be Held on September 30, 2025

A Special and Annual General Meeting of shareholders of Enlight Renewable Energy Ltd. (the “Company”) will be held at the offices of the Company, 13 Amal St., Afek Industrial Park, Rosh Ha’ayin 4809249, Israel, on September 30, 2025, at 4:00 p.m. Israel time, or at any adjournments or postponements thereof (the “General Meeting”), for the following purposes:

1.
Approve the re-appointment of Somekh Chaikin, a member firm of KPMG International, as the Company’s independent registered public accounting firm for the year ending December 31, 2025, and until the next annual general meeting of shareholders, and to authorize the Company’s Board of Directors (the “Board”), following the approval of the Audit Committee, to approve and ratify the remuneration of such firm in accordance with the volume and nature of their services.

2.
Elect each of the following nominees to the Board of the Company, to hold office until close of the Company’s annual general meeting to be held in 2026, and until his or her successor has been duly elected or appointed, or until his or her office has been vacated pursuant to any applicable law or the Articles of Association:

a.	Mr. Gilad Yavetz

b.	Mr. Yair Seroussi

c.	Ms. Liat Benyamini

d.	Ms. Michal Tzuk

e.	Ms. Alla Felder

f.	Dr. Shai Weil

g.	Mr. Yitzhak Betzalel

h.	Mr. Zvi Furman

3.	Approve amendments to the Compensation Policy for executive officers and directors, substantially in the form attached as Exhibit A.

4.	Approve the compensation of Ms. Adi Leviatan, our newly appointed Chief Executive Officer.

5.	Approve the compensation of Mr. Gilad Yavetz, our newly appointed full-time Executive Chairman of the Board of Directors.

6.	Approve the compensation of Mr. Yair Seroussi, our newly appointed Vice Chairman of the Board of Directors.

The audited consolidated financial statements of the Company for the fiscal year ended December 31, 2024 will be presented for discussion at the General Meeting.

Proposal 4 above is subject to and contingent upon approval of Proposal 3 above at this General Meeting. Proposals 5 and 6 above are subject to and contingent upon the approval of Proposals 2 and 3 above at this General Meeting.

The Company is currently unaware of any other matters that may be raised at the General Meeting. Should any other matters be properly raised at the General Meeting, the persons designated as proxies will vote according to their own judgment on those matters.

Board Recommendation

The Board unanimously recommends that you vote “FOR” each of the above proposals, as are described in the attached proxy statement.

Record Date

Only holders of record of ordinary shares, par value NIS 0.1 per share (the “Ordinary Shares”), at the close of business on August 26, 2025 (the “Record Date”) will be entitled to receive notice of and to vote at the General Meeting.

How You Can Vote

For information regarding how you can vote, refer to “How You Can Vote” in the attached proxy statement.

Even if you plan to attend the General Meeting, the Board unanimously recommends that you vote your shares in advance so that your vote will be counted if you later decide not to attend the General Meeting.

This Notice and the documents mentioned therein, as well as the proposed resolutions on the agenda, can be viewed at the Company’s registered office at 13 Amal St., Afek Industrial Park, Rosh Ha’ayin 4809249, Israel Tel: +972 3 9008700, Sunday through Thursday between 10:00 a.m. – 3:00 p.m. Israel time, and will also be made available to the public on the Company’s website http://www.enlightenergy.com, the U.S. Securities and Exchange Commission’s website at http://www.sec.gov and in addition at http://www.magna.isa.gov.il or http://maya.tase.co.il.

By Order of the Board of Directors, Yair Seroussi Chairman of the Board of Directors

Rosh Ha’ayin, Israel
August 7, 2025

ii

ENLIGHT RENEWABLE ENERGY LTD.

13 Amal St.
Afek Industrial Park
Rosh Ha’ayin 4809249
Israel

PROXY STATEMENT

FOR A SPECIAL AND ANNUAL GENERAL MEETING OF SHAREHOLDERS
TO BE HELD ON SEPTEMBER 30, 2025

This Proxy Statement is furnished to the holders of ordinary shares, par value NIS 0.1 per share (the “Ordinary Shares”), of Enlight Renewable Energy Ltd. (the “Company”) in connection with the solicitation by the Board of Directors of the Company (the “Board of Directors” or the “Board”) of proxies for use at a special and annual general meeting of shareholders (the “General Meeting”), to be held on September 30, 2025, at 4:00 p.m. Israel time at the offices of the Company, 13 Amal St., Afek Industrial Park, Rosh Ha’ayin 4809249, Israel, or at any adjournments or postponements thereof.

It is proposed that the following proposals will be adopted at the General Meeting:

1.
Approve the re-appointment of Somekh Chaikin, a member firm of KPMG International, as the Company’s independent registered public accounting firm for the year ending December 31, 2025, and until the next annual general meeting of shareholders, and to authorize the Company’s Board of Directors, following the approval of the Audit Committee, to approve and ratify the remuneration of such firm in accordance with the volume and nature of their services.

2.
Elect each of the following nominees to the Board of Directors of the Company, to hold office until close of the Company’s annual general meeting to be held in 2026, and until his or her successor has been duly elected or appointed, or until his or her office has been vacated pursuant to any applicable law or the Articles of Association:

a.	Mr. Gilad Yavetz

b.	Mr. Yair Seroussi

c.	Ms. Liat Benyamini

d.	Ms. Michal Tzuk;

e.	Ms. Alla Felder

f.	Dr. Shai Weil

g.	Mr. Yitzhak Betzalel

h.	Mr. Zvi Furman

3.	Approve amendments to the Compensation Policy for executive officers and directors, substantially in the form attached as Exhibit A.

4.	Approve the compensation of Ms. Adi Leviatan, our newly appointed Chief Executive Officer.

5.	Approve the compensation of Mr. Gilad Yavetz, our newly appointed full-time Executive Chairman of the Board of Directors.

6.	Approve the compensation of Mr. Yair Seroussi, our newly appointed Vice Chairman of the Board of Directors.

The audited consolidated financial statements of the Company for the fiscal year ended December 31, 2024 will be presented for discussion at the General Meeting.

Proposal 4 above is subject to and contingent upon approval of Proposal 3 above at this General Meeting. Proposals 5 and 6 above are subject to and contingent upon the approval of Proposals 2 and 3 above at this General Meeting.

Shareholders Entitled to Vote

Only shareholders of record at the close of business on August 26, 2025 (the “Record Date”) will be entitled to receive notice of, and to vote on the matters to be presented at, the General Meeting. At the close of business on August 4, 2025, the Company had outstanding 120,007,417 Ordinary Shares. In the event of two or more shareholders that are joint holders of a share and are present and voting – only the vote of the head of the joint owners present and voting will be taken into consideration, and the votes of the other joint owners will not. For this purpose, the head of the joint owners will be considered the person whose name is recorded first in the register of shareholders from those present and voting.

How You Can Vote

A form of proxy card for use at the General Meeting is attached to this Proxy Statement and has been sent to the shareholders together with a prepaid return envelope for the proxy. By appointing “proxies”, shareholders may vote at the General Meeting, whether or not they attend. If a properly executed proxy in the enclosed form is received by the Company within the timeframes outlined below, all of the Ordinary Shares represented by the proxy shall be voted as indicated on the proxy card. If you are a registered shareholder, subject to applicable law and the rules of the Nasdaq Stock Market, LLC (“Nasdaq”), in the absence of instructions, the Ordinary Shares represented by properly dated, executed and delivered proxies will be voted FOR all of the proposed resolutions to be presented at the General Meeting for which the Board of Directors recommends a “FOR” vote.

Whether or not you plan to attend the General Meeting, it is important that your Ordinary Shares be represented. Accordingly, you are kindly requested to complete, date, sign and mail the enclosed proxy in the envelope provided at your earliest convenience.

−
Shareholders of record are requested to complete, date and sign the enclosed form of proxy and to return it no later than September 30, 2025, at 6:59 a.m. Israel time (i.e., 11:59 p.m. ET the day before the General Meeting), in the pre-addressed envelope provided. Alternatively, such shareholders may vote electronically before such time at www.proxyvote.com using the control number provided with your proxy materials.

−
If your Ordinary Shares are held through a bank, broker or other nominee, which in turn holds the shares through Cede & Co. as nominee for The Depository Trust Company, such Ordinary Shares are considered to be held in “street name” and you are the beneficial owner with respect to such Ordinary Shares (“Beneficial Owners”). A Beneficial Owner as of the Record Date has the right to direct the bank, broker or nominee how to vote Ordinary Shares beneficially owned by such Beneficial Owner at the General Meeting. If your Ordinary Shares were held in “street name” as of the Record Date, these proxy materials are being forwarded to you by your bank, broker or other nominee (who is considered, with respect to such Ordinary Shares, as the shareholder of record), together with a voting instruction card for you to use in directing the bank, broker or nominee how to vote your Ordinary Shares.

−
Shareholders registered in the Company’s shareholders register in Israel (“Registered Shareholders”) and shareholders who hold Ordinary Shares through members of the Tel Aviv Stock Exchange (“TASE” and “TASE Member”, respectively) that are included among the Ordinary Shares registered in the Company’s shareholders register in Israel under the name of a nominee company in Israel (“Non-registered Shareholders”) should deliver or mail (via registered mail) a completed written ballot (in the form filed by the Company via MAGNA, the online platform of the Israel Securities Authority (“TASE Ballot”)) to the Company’s offices, c/o Ms. Lisa Haimovitz, 13 Amal St., Afek Industrial Park, Rosh Ha’ayin 4809249, Israel no later than September 30, 2025 at 12:00 p.m. Israel time (i.e., at least four (4) hours before the General Meeting starts). By this time, both Registered Shareholders and Non-registered shareholders must also provide the Company with a copy of their identity card, passport or certificate of incorporation (“Identifying Information”). A TASE Ballot submitted by a Registered Shareholder without Identifying Information attached to it will not be valid. Non-registered Shareholders must also provide the Company with an ownership certificate confirming their ownership of the Company’s Ordinary Shares on the Record Date, which certificate must be approved by a recognized financial institution (“Ownership Certificate”), as required by the Israel Companies Law 5759-1999 (the “Companies Law”) and Israel Companies Regulations (Proof of Ownership of Shares for Voting at General Meeting), 5760-2000, as amended. A TASE Ballot submitted by a Non-registered Shareholder without an Ownership Certificate attached to it will not be valid. A Non-registered Shareholder is entitled to receive the Ownership Certificate at the branch of the TASE Member through which such shareholder holds his Ordinary Shares, or request from such TASE Member to deliver it by mail. Such a request must be provided in advance, and with respect to a specific securities account. A Non-registered Shareholder may direct the relevant TASE Member to transfer the Ownership Certificate to the Company through the electronic voting system of the Israel Securities Authority (the “Electronic Voting System”). Alternatively, Non-registered Shareholders may vote electronically via the Electronic Voting System, no later than September 30, 2025, at 10:00 a.m. Israel time (i.e., at least six (6) hours before the General Meeting starts). A Non-registered Shareholder should receive instructions about electronic voting from the TASE Member through which such Non-registered Shareholder holds his Ordinary Shares.

Execution of a proxy will not in any way affect a shareholder’s right to attend the General Meeting and vote in person, and any person giving a proxy has the right to revoke it in accordance with Section 9 of the Israel Companies Law Regulations (Proxy Voting and Positions Statements), 2005 (the “Companies Law Regulations (Proxy Voting)”).

−	Shareholders of record who intend to vote their Ordinary Shares in person are requested to bring proof of identity to the General Meeting.

−
Because a Beneficial Owner with shares held in “street name” is not a shareholder of record, such shareholders may not vote those Ordinary Shares directly at the General Meeting unless they obtain a “legal proxy” from the bank, broker or other nominee that holds the Ordinary Shares directly, giving them the right to vote the Ordinary Shares at the General Meeting. Brokers that hold ordinary shares in “street name” for clients typically have authority to vote on “routine” proposals even when they have not received instructions from beneficial owners. None of the items on the General Meeting agenda may be considered routine. Therefore, it is important for a shareholder that holds Ordinary Shares through a bank, broker or other nominee to instruct its bank, broker or other nominee how to vote its Ordinary Shares, if the shareholder wants its Ordinary Shares to count for all proposals.

−
Both Registered Shareholders and Non-registered Shareholders who intend to vote their Ordinary Shares in person must provide the Company with Identifying Information and Non-registered Shareholders must also provide an Ownership Certificate, no later than September 30, 2025 at 14:00 p.m. Israel time (i.e., at least two (2) hours before the General Meeting starts). Both Registered Shareholders and Non-registered Shareholders may revoke their proxies or TASE Ballot (as applicable) in accordance with Section 9 of the Companies Law Regulations (Proxy Voting).

Even if you plan to attend the General Meeting, the Board unanimously recommends that you vote your shares in advance so that your vote will be counted if you later decide not to attend the General Meeting.

Expenses and Solicitation

The Board of Directors is soliciting proxies for use at the General Meeting. The Company expects to mail this Proxy Statement and the accompanying proxy cards to the shareholders on or about August 29, 2025. In addition to solicitation of proxies by the shareholders by mail, certain officers, directors, employees and agents of the Company may solicit proxies by telephone, mail or other personal contact. The Company will bear the cost of the solicitation of the proxies, including postage, printing and handling and will reimburse the reasonable expenses of brokerage firms and others for forwarding materials to beneficial owners of Ordinary Shares.

This Proxy Statement and proxy card will also serve as a voting deed (ktav hatzba’a), as such term is defined under the Companies Law.

Change or Revocation of Proxy

Any shareholder of record at the close of business on the Record Date returning the accompanying proxy may revoke such proxy at any time prior to the General Meeting by: (i) giving written notice to us of such revocation; (ii) voting in person at the General Meeting or requesting the return of the proxy at the General Meeting; or (iii) executing and delivering to us a later-dated proxy prior to the General Meeting. Written revocations and later-dated proxies should be sent in accordance with Section 9 of the Companies Law Regulations (Proxy Voting), to the Company’s offices, c/o Ms. Lisa Haimovitz, at 13 Amal St., Afek Industrial Park, Rosh Ha’ayin 4809249, Israel. Attendance at the General Meeting will not cause your previously granted proxy to be revoked unless you specifically so request.

If you are a Beneficial Owner with shares held in “street name,” you may change your vote by submitting new voting instructions to your bank, broker or other nominee in accordance with Section 9 of the Companies Law Regulations (Proxy Voting) or, if you have obtained a legal proxy from your bank, broker or other nominee giving you the right to vote your shares, by attending the General Meeting and voting in person. If you are a beneficial owner of shares registered in the name of a member of the TASE and wish to change your voting instructions, you must contact the TASE member through which you hold your shares.

Quorum and Vote Required for Approval of Each of the Proposals

One (1) or more shareholders holding Ordinary Shares representing in the aggregate at least twenty-five percent (25%) of the voting power of the Company, present in person or by proxy at the General Meeting and entitled to vote thereat, will constitute a quorum (a “Quorum”). If within 30 minutes from the time appointed for the General Meeting a Quorum is not present, the General Meeting shall be adjourned to the same day of the following week, at the same time and place, or at such other day, time and place as shall be prescribed by the Board of Directors in a notification to the shareholders. In the event that a Quorum is not present 30 minutes from the time appointed for the reconvened meeting, the reconvened meeting will take place with any number of shareholders.

Pursuant to the Companies Law, the approval of all Proposals in this Proxy Statement requires the affirmative vote of at least a majority of the voting power represented at the General Meeting, in person or by proxy, and voting on the matter presented, provided that with respect to only Proposals 3 and 4, either: (i) such majority includes a majority of the Ordinary Shares voted at the General Meeting by shareholders who are not Controlling Shareholders (as defined below) and do not have a Personal Interest (as defined below) in the approval of such Proposal, disregarding abstentions; or (ii) the total number of Ordinary Shares voted against the approval of such Proposal by shareholders referred to in sub-section (i) does not exceed two percent (2%) of the total voting rights in the Company.

Under the Companies Law:

“Personal Interest” means a shareholder’s personal interest in an act or a transaction of a company, including the personal interest of his or her Relatives (as defined below) or of an entity in which such shareholder or his or her Relative is an Interested Party (as defined below). Personal Interest excludes a personal interest arising solely from holding a company’s shares and includes a Personal Interest of any person voting pursuant to a proxy provided to him or her by another person with respect to the proposal, even if the person providing the proxy does not have a Personal Interest. The vote of a person who is voting by a proxy provided to him or her on behalf of another who has a Personal Interest will also be seen as a vote of a person with a Personal Interest, whether the discretion to vote is in the hands of the voter or not.

“Relative” means a person’s (a) brother, sister, parent, grandparent or descendant, (b) spouse, or (c) the spouse’s brother, sister, parent or descendant (or in each case the spouse thereof).

“Interested Party” means any person that either:

(a) holds five percent (5%) or more of an entity’s issued share capital or voting rights;

(b) has the right to appoint a director to an entity’s board of directors or the chief executive officer thereof; or

(c) is a member of an entity’s board of directors or serves as the chief executive officer thereof.

“Controlling Shareholder” means, for purposes of each Proposal and elsewhere as specifically referenced in this Proxy Statement, any shareholder who has the ability to direct the Company’s activity, including any shareholder holding 50% or more of the “means of control” of the Company. “Means of control” is defined under Israeli law as any one of the following: (i) the right to vote at a general meeting of the Company, or (ii) the right to appoint directors of the Company or its chief executive officer.

According to the Companies Law Regulations (Relief for Public Companies Traded in Stock Exchange Outside of Israel) 5760-2000, by signing and submitting the enclosed proxy card, a shareholder declares and approves that he or she has no Personal Interest in the approval of any of the items on the General Meeting agenda, except if such shareholder notified the Company of such Personal Interest in writing. If you believe that you have a Personal Interest in any of the items on the General Meeting agenda and you wish to inform the Company of such Personal Interest, you should submit such information in advance of voting to the Company’s offices, c/o Ms. Lisa Haimovitz, 13 Amal St., Afek Industrial Park, Rosh Ha’ayin 4809249, Israel.

Abstentions and “broker non-votes” are counted as present and entitled to vote for purposes of determining a Quorum. Apart from for the purpose of determining a Quorum, broker non-votes will not be counted as present and are not entitled to vote. Abstentions will not be treated as either a vote “FOR” or “AGAINST” a matter.

On each matter submitted to the shareholders for consideration at the General Meeting, only Ordinary Shares that are voted on such matter will be counted toward determining whether shareholders approved the matter. Ordinary Shares present at the General Meeting that are not voted on a particular matter (including broker non-votes) will not be counted in determining whether such matter is approved by shareholders.

Other Matters

The Company is currently unaware of any other matters that may be raised at the General Meeting. Should any other matters be properly raised at the General Meeting, the persons designated as proxies will vote according to their own judgment on those matters. One or more shareholders holding at least one percent (1%) of the Company’s total voting rights may present proposals for consideration at the General Meeting by submitting their proposals to the Company’s offices, c/o Ms. Lisa Haimovitz, at 13 Amal St., Afek Industrial Park, Rosh Ha’ayin 4809249, Israel, no later than the close of business on May 14, 2025. If the Company determines that a shareholder’s proposal is suitable for discussion at the General Meeting, a revised agenda will be published by the Company.

Voting Results

The final voting results will be tallied by the Company based on the information provided by our tabulation agent, Broadridge Financial Solutions, Inc., or otherwise, and the overall results of the General Meeting will be published following the General Meeting in a Report of Foreign Private Issuer on Form 6-K that will be furnished to the Securities and Exchange Commission (the “SEC”).

Reporting Requirements

The Company is subject to the information reporting requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), applicable to foreign private issuers. The Company fulfills these requirements by filing reports with the SEC. The Company’s filings are available to the public on the SEC’s website at http://www.sec.gov.

As a foreign private issuer, the Company is exempt from the rules under the Exchange Act related to the furnishing and content of proxy statements. The circulation of this Notice and Proxy Statement should not be considered as an admission that the Company is subject to the proxy rules under the Exchange Act.

COMPENSATION OF EXECUTIVE OFFICERS

For information concerning the salary expenses and social benefit costs of the Company’s five highest compensated executive officers in the year ended December 31, 2024, see Item 6.B. of the Company’s Annual Report on Form 20-F for the year ended December 31, 2024, filed with the SEC on March 28, 2025 (the “Annual Report”), a copy of which is available on the SEC’s website at http://www.sec.gov or on the Company’s website at https://enlightenergy.co.il.

CORPORATE GOVERNANCE

According to the Company’s Amended and Restated Articles of Association (the “Articles”), the number of Company directors must not be less than five (5) and shall not exceed thirteen (13) members. The term of office of the directors expires at each annual general meeting, provided that their respective replacement has been duly elected or appointed. At each annual general meeting the then-serving directors may be re-nominated to serve an additional one-year term that expires at the annual general meeting held in the year following such election, provided that their respective replacement has been duly elected or appointed.

As an Israeli company, the Company is subject to various corporate governance requirements under the Companies Law. However, pursuant to regulations promulgated under the Companies Law, companies with shares traded on certain U.S. stock exchanges, including Nasdaq, may, subject to certain conditions, opt out from certain Companies Law requirements, including a requirement to appoint “external directors” and related rules concerning the composition of the audit committee and compensation committee of the board of directors. Under these regulations, the exemptions from such Companies Law requirements will continue to be available to the Company so long as the Company complies with the following: (i) the Company does not have a “controlling shareholder” (as such term is defined under the Companies Law), (ii) the Company’s Ordinary Shares are traded on certain U.S. stock exchanges, including Nasdaq, and (iii) the Company complies with the director independence requirements and the requirements regarding the composition of the audit committee and the compensation committee under U.S. laws (including applicable Nasdaq rules) applicable to U.S. domestic issuers.

The Company is a “foreign private issuer” (as such term is defined in Rule 3b-4 under the Exchange Act). As a foreign private issuer, the Company is permitted to comply with Israeli corporate governance practices instead of the corporate governance rules of Nasdaq, provided that the Company discloses which requirements it is not following and the equivalent Israeli requirement. As a foreign private issuer, the Company is exempt under the Exchange Act from, among other things, the rules prescribing the furnishing and content of proxy statements, and the Company’s officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, the Company is not required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act. For more information regarding the Company’s corporate governance practices and foreign private issuer status, see Item 16G. “Corporate Governance” of the Company’s Annual Report.

Committees of the Company’s Board of Directors

The Board of Directors has established an audit committee, a compensation committee, a nominating committee, and an environmental, social and governance committee. Each committee operates in accordance with a written charter that sets forth such committee’s structure, operations, membership requirements, responsibilities and authority to engage advisors, among other duties, as required by Nasdaq listing standards applicable to U.S. domestic listed companies. Members serve on these committees until their resignation, until they cease to be members of the Board of Directors, or until otherwise determined by the Board of Directors. The Company’s Board of Directors may establish other committees as it deems necessary or appropriate from time to time. The Company has elected to opt out from the Companies Law rules concerning the composition of the audit committee and compensation committee, and has instead elected to comply with the audit committee and compensation committee composition requirements of Nasdaq applicable to U.S. domestic listed companies. For more information regarding the Company’s committees, see Item 6.C. “Board Practices - Committees of our Board of Directors” of the Company’s Annual Report.

Other Corporate Governance Practices

Below is a summary of other key governance practices and policies that the Board of Directors believes help advance the Company’s goals and protect the interests of the shareholders, including:

☑	Base a portion of the compensation opportunity of our executive officers on our and their respective performance.	☑	Annual bonuses are subject either to the attainment of pre-set periodic objectives and individual and Company targets determined annually, or to discretionary evaluations.
☑	Set annual performance targets to our chief executive officer based on measurable objectives.	☑
Offer equity and cash compensation which we believe enhances alignment between executive officers’ interests with the Company’s and shareholders’ long-term interests, as well as strengthens retention and motivation of executive officers in the long-term.

☑
Adopted a ‘clawback policy’ and include in our Compensation Policy ‘clawback’ provisions which allow us under certain circumstances to recoup excess incentive compensation to executive officers where the company is required to prepare a financial restatement to correct a material error.
		☑	Tailor executive officers’ compensation to target our short and long-term goals, as well as each officer’s individual performance.
☑	Maintain a majority independent Board of Directors.	☑
Include in our Compensation Policy measures intended to reduce executive officers’ incentives to take excessive risks that may harm us in the long-term, such as limit cash bonuses and equity-based compensation, as well as the ratio between the variable and the total compensation of an executive officer, and set minimum vesting periods for equity-based compensation.

☑	Maintain entirely independent audit, compensation, and environmental, social and governance committees.	☑	Regularly review executive compensation.

DIVERSITY OF THE BOARD OF DIRECTORS

The table below provides certain information regarding the diversity of the Board of Directors as of the date of this Proxy Statement.

Board Diversity Matrix
Country of Principal Executive Offices	Israel
Foreign Private Issuer	Yes
Disclosure Prohibited under Home Country Law	No
Total Number of Directors	8
	Female	Male	Non-Binary/Transgender	Did Not Disclose Gender
Part I: Gender Identity
Directors	3	5	0	0
Part II: Demographic Background
Underrepresented Individual in Home Country Jurisdiction	0
LGBTQ+	0
Did Not Disclose Demographic Background	1

BENEFICIAL OWNERSHIP OF THE COMPANY’S ORDINARY SHARES

The beneficial ownership of Ordinary Shares is determined in accordance with the SEC rules and generally includes any Ordinary Shares over which a person exercises sole or shared voting or investment power. For purposes of the table below, Ordinary Shares subject to options or other rights that are exercisable on or within 60 days of August 4, 2025 are deemed to be outstanding and to be beneficially owned by the person holding the options or warrants for the purposes of calculating the percentage ownership of that person but are not treated as outstanding for the purpose of calculating the percentage ownership of any other person. The percentage of Ordinary Shares beneficially owned is based on 120,007,417 Ordinary Shares outstanding as of August 4, 2025.

All of the Company’s shareholders, including the shareholders listed below, have the same voting rights attached to their Ordinary Shares. Neither the Company’s principal shareholders nor the Company’s directors and executive officers have different or special voting rights with respect to their Ordinary Shares. Unless otherwise noted, the address of each shareholder listed below is 13 Amal St., Afek Industrial Park, Rosh Ha’ayin 4809249, Israel.

Principal shareholders	Number of Ordinary Shares	% of Outstanding Ordinary Shares
Migdal Insurance and Financial Holdings Ltd.(1)	7,255,590	6.05%
Harel Insurance Investments & Financial Services Ltd.(2)	15,046,965.3	12.54%
The Phoenix Holdings Ltd.(3)	11,795,026.78	9.83%
Meitav Investment House Ltd.(4)	12,617,928	10.51%
Clal Insurance Enterprises Holdings Ltd.(5)	8,750,122.3	7.29%
Menora Mivtachim Holdings Ltd. (6)	8,413,962.7	7.01%
Yelin Lapidot Holdings Management Ltd.(7)	6,018,721	5.02%
Directors and executive officers
Gilad Yavetz(8)	1,627,225	1.35%
Nir Yehuda(9)	246,945	*
Amit Paz(10)	698,607	*
Ilan Goren(11)	389,741	*
Marko Liposcak(12)	66,401	*
Gilad Peled(13)	51,313	*
Ziv Shor(14)	44,038	*
Meron Carr(15)	226,940	*
Ayelet Cohen Israeli(16)	103,256	*
Lisa Haimovitz(17)	3,256	*
Itay Banayan	-	*
Yair Seroussi(18)	145,558	*
Liat Benyamini(19)	1,704	*
Yitzhak Betzalel(20)	1,704	*
Alla Felder(21)	1,704	*
Zvi Furman(22)	1,704	*
Michal Tzuk(23)	1,704	*
Dr. Shai Weil(24)	40,549.4	*
All executive officers and directors as a group (18 persons)	3,652,349.4	2.99%

* Indicates ownership of less than 1%.

(1)
Pursuant to a Schedule 13G filed by Migdal Insurance and Financial Holdings Ltd. (“Migdal”) with the SEC on February 13, 2025, consists of 7,255,590 Ordinary Shares as of December 31,2024, beneficially owned by Migdal and entities under its control. The address of Migdal is 4 Efal Street, P.O. Box 3063, Petach Tikva, Israel.

(2)
To the Company’s knowledge, consists of 15,046,965.3 Ordinary Shares as of June 30, 2025, beneficially owned by Harel Insurance Investments & Financial Services Ltd (“Harel”) and entities under its control. In addition, to the Company’s knowledge, Harel holds 6,901,158 units of Series C Debentures. To the Company’s knowledge, the ultimate controlling shareholders of Harel are Mr. Yair Hamburger, Mr. Gideon Hamburger and Ms. Nurit Manor. The address of Harel is Abba Hillel 3, Ramat Gan, Israel.

(3)
To the Company’s knowledge, consists of 11,795,026.78 Ordinary Shares as of June 30, 2025, beneficially owned by the Phoenix Financial Ltd. and entitles under its control (“Phoenix”). In addition, to the Company’s knowledge, Phoenix holds 70,375,443 units of Series C Debentures and 5,349,000 units of Series H Debentures. The address of Phoenix is Derech Hashalom 53, Givataim, 53454, Israel.

(4)
To the Company’s knowledge, consists of 12,617,928 Ordinary Shares as of June 30, 2025, beneficially owned by Meitav Investment House Ltd. (“Meitav”) and entitles under its control. The address for Meitav is 1 Jabotinski, Bene-Beraq, Israel.

(5)
To the Company’s knowledge, consists of 8,750,122.3 Ordinary Shares as of March 31, 2025, beneficially owned by Clal Insurance Enterprises Holdings Ltd. and entities under its control (“Clal”). In addition, to the Company’s knowledge, Clal holds 22,651,517 units of Series C Debentures and 48,630,000 units of Series H Debentures. The address for Clal is 36 Raul Walenberg St., Tel Aviv, Israel.

(6)
To the Company’s knowledge, consists of 8,413,962.7 Ordinary Shares as of June 30, 2025, beneficially owned by Menora Mivtachim Holdings Ltd. (“Menora”) and entitles under its control. In addition, to the Company’s knowledge, Menora holds 5,304,611 units of Series C Debentures and 12,000,000 units of Series H Debentures. The address of Menora is Menora House, 23 Jabotinsky St., Ramat Gan 5251102, Israel.

(7)
Pursuant to a Schedule 13G filed by Yelin Lapidot Holdings Management Ltd. (“Yelin Lapidot Holdings”) with the SEC on July 31, 2024, consists of 6,018,721 Ordinary Shares as of July 25, 2024 beneficially owned by Yelin Lapidot Holdings and entitles under its control as of July 25, 2024. The address of Yelin Lapidot Holdings is 50 Dizengoff St., Dizengoff Center, Gate 3, Top Tower, 13th floor, Tel Aviv 64332, Israel.

(8)
Consists of (i) 817,953 Ordinary Shares beneficially owned directly by Mr. Yavetz, and (ii) 809,272 Ordinary Shares subject to options held by Mr. Yavetz that are exercisable within 60 days of August 4, 2025.

(9)
Consists of (i) 6,945 Ordinary Shares beneficially owned directly by Mr. Yehuda, and (ii) 240,000 Ordinary Shares subject to options held by Mr. Yehuda that are exercisable within 60 days of August 4, 2025.

(10)
Consists of (i) 478,607 Ordinary Shares beneficially owned directly by Mr. Paz, and (ii) 220,000 Ordinary Shares subject to options held by Mr. Paz that are exercisable within 60 days of August 4, 2025.

(11)
Consists of (i) 4,741 Ordinary Shares beneficially owned directly by Mr. Goren and (ii) 385,000 Ordinary Shares subject to options held by Mr. Goren that are exercisable within 60 days of August 4, 2025.

(12)
Consists of (i) 6,401 Ordinary Shares beneficially owned directly by Mr.Liposcak and (ii) 60,000 Ordinary Shares subject to options held by Mr. Liposcak that are exercisable within 60 days of August 4, 2025.

(13)
Consists of (i) 6,313 Ordinary Shares beneficially owned directly by Mr. Peled and (ii) 45,000 Ordinary Shares subject to options held by Mr. Peled that are exercisable within 60 days of August 4, 2025.

(14)
Consists of (i) 9,696 RSUs held by Mr. Shor that vest within 60 days of August 4, 2025 and (ii) 34,342 Ordinary Shares subject to options held by Mr. Shor that are exercisable within 60 days of August 4, 2025.

(15)
Consists of (i) 5,682 Ordinary Shares beneficially owned directly by Mr. Carr and (ii) 221,258 Ordinary Shares subject to options held by Mr. Carr that are exercisable within 60 days of August 4, 2025.

(16)
Consists of (i) 3,256 Ordinary Shares beneficially owned directly by Ms. Cohen Israeli and (ii) 100,000 Ordinary Shares subject to options held by Ms. Cohen Israeli that are exercisable within 60 days of August 4, 2025.

(17)	Consists of 3,256 Ordinary Shares beneficially owned directly by Ms. Haimovitz.

(18)
Consists of (i) 3,558 Ordinary Shares beneficially owned directly by Mr.Seroussi and (ii) 142,000 Ordinary Shares subject to options held by Mr. Seroussi that are exercisable within 60 days of August 4, 2025.

(19)	Consists of 1,704 Ordinary Shares beneficially owned directly by Ms. Benyamini.

(20)	Consists of 1,704 Ordinary Shares beneficially owned directly by Mr.Betzalel.

(21)	Consists of 1,704 Ordinary Shares beneficially owned directly by Ms. Felder.

(22)	Consists of 1,704 Ordinary Shares beneficially owned directly by Mr. Furman.

(23)	Consists of 1,704 Ordinary Shares beneficially owned directly by Ms. Tzuk.

(24)
Consists of (i) 40,549.4 Ordinary Shares beneficially owned directly by Dr. Weil. Not included as beneficially owned by Dr. Weil are 801,304 Ordinary Shares owned directly by Givon Investments Partnership (GAAS), which is controlled by the Weil family of which Dr. Weil is a part.

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT YOU VOTE FOR EACH OF THE FOLLOWING PROPOSALS.

Except as specifically provided herein, the lack of a required majority for the adoption of any resolution presented shall not affect the adoption of any other resolutions for which the required majority was obtained.

You should carefully read this entire Proxy Statement, including the documents referred to in this Proxy Statement.

PROPOSAL NO. 1

APPOINTMENT OF AUDITORS

At the General Meeting, shareholders will be asked to approve the re-appointment of Somekh Chaikin, a member firm of KPMG International, as the Company’s independent registered public accounting firm for the year ending December 31, 2025, and until the next annual general meeting of shareholders, and to authorize the Company’s Board of Directors, following the approval of the Audit Committee, to approve and ratify the remuneration of such firm in accordance with the volume and nature of their services. Somekh Chaikin has no relationship with the Company or with any affiliate of the Company except to provide audit services and tax consulting services.

The following table sets out the total amount paid by the Company to Somekh Chaikin for services performed in the years ended December 31, 2023 and 2024, and breaks down these amounts by category of service:

	Year Ended December 31,
	2024	2023
	(in thousands)
Audit Fees(1)	$861	$615
Tax Fees(2)	128	91
Total	$989	$706

(1)
Audit fees for the years ended December 31, 2024 and 2023 consisted of fees for professional services provided in connection with the audit of our annual consolidated financial statements and audit services that are normally provided by an independent registered public accounting firm in connection with statutory and regulatory filings or engagements for these years. For the year ending December 31, 2024, our auditors performed, for the first time, an integrated audit of our financial statement and our internal controls as required under the Sarbanes-Oxley Act.

(2)
Tax fees for the years ended December 31, 2024 and 2023 refer to professional services rendered by our auditors, which include ongoing tax advisory, tax compliance and tax consulting associated with transfer pricing.

The advance approval of the audit committee or members thereof, to whom approval authority has been delegated, is required for all audit and non-audit services provided by the Company’s auditors.

The audit committee has adopted a pre-approval policy with respect to services provided by the Company’s auditors, and all such services are approved in advance by either the audit committee or members thereof, to whom authority has been delegated, in accordance with such policy.

It is proposed that at the General Meeting, the following resolution be adopted:

“RESOLVED, to approve the re-appointment of Somekh Chaikin, a member firm of KPMG International, as the Company’s independent registered public accounting firm for the year ending December 31, 2025, and until the next annual general meeting of shareholders, and to authorize the Company’s Board of Directors, following the approval of the Audit Committee, to approve and ratify the remuneration of such firm in accordance with the volume and nature of their services.”

The affirmative vote of at least a majority of the voting power represented at the General Meeting, in person or by proxy and voting thereon, is required to adopt this resolution.

THE COMPANY’S AUDIT COMMITTEE AND THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMEND A VOTE FOR THE APPROVAL OF THIS RESOLUTION.

PROPOSAL NO. 2

ELECTION OF DIRECTORS

According to the Company’s Articles, the number of Company directors must not be less than five (5) and shall not exceed thirteen (13) members. The term of office of the directors expires at each annual general meeting, provided that their respective replacement has been duly elected or appointed. At each annual general meeting the then-serving directors may be re-nominated to serve an additional one-year term that expires at the annual general meeting held in the year following such election, provided that their respective replacement has been duly elected or appointed.

The term of office of each of the current directors of the Company expires at the General Meeting. Therefore, at the General Meeting, shareholders will be asked to elect Mr. Gilad Yavetz, Mr. Yair Seroussi, Ms. Liat Benyamini, Ms. Michal Tzuk, Ms. Alla Felder, Dr. Shai Weil, Mr. Yitzhak Betzalel and Mr. Zvi Furman. The Board of Directors has recommended and approved that the foregoing individuals be nominated for election at the General Meeting. If elected at the General Meeting, Mr. Yavetz, Mr. Seroussi, Ms. Benyamini, Ms. Tzuk, Ms. Felder, Dr. Weil, Mr. Betzalel and Mr. Furman will each serve until the 2026 annual general meeting of shareholders, and until his or her respective successor has been duly elected or appointed, or until his or her office has been vacated in accordance with applicable law or the Articles. The Company is not aware of any reason why any of the nominees, if elected, would be unable or unwilling to serve as a director.

Each of Mr. Gilad Yavetz, Mr. Yair Seroussi, Ms. Liat Benyamini, Ms. Michal Tzuk, Ms. Alla Felder, Dr. Shai Weil, Mr. Yitzhak Betzalel and Mr. Zvi Furman has attested to the Board of Directors and to the Company that he or she, as applicable, meets all the requirements in connection with the election of directors under the Companies Law. In addition, the Board of Directors has determined that each of the nominees qualifies as an independent director under the applicable requirements of Nasdaq and the relevant rules of the SEC, except Mr. Gilad Yavetz who is not independent by virtue of being the Company’s chief executive officer.

Since the last annual general meeting of shareholders in 2024, each director nominated for election has attended at least 95% of the meetings of the Board and the respective Board committees on which he or she served during such time (with the majority of our incumbent directors attending 100% of the meetings).

Mr. Seroussi is required to dedicate the equivalent of 40% of the time required by a full-time position to his role as Chairman of our Board of Directors.

Compensation of the Directors

Each of our other non-employee directors (excluding the Chairman of our Board of Directors, Mr. Seroussi) receives an annual cash retainer of up to NIS 103,114 (or approximately $30,292 based on the New Israeli Shekel to United States Dollar exchange rate of NIS 3.404 to USD 1.0 published by the Bank of Israel on August 4, 2025 (the “NIS to USD Exchange Rate”)) with an additional payment for service on the Board and its committees of NIS 3,835 (or approximately $1,127 based on the NIS to USD Exchange Rate) per meeting.

The Chairman of our Board of Directors, Mr. Seroussi. receives an annual cash payment of NIS 600,000 (or approximately $176,263 based on the NIS to USD Exchange Rate). In addition to an earlier option grant, in August 2021 our shareholders approved a grant to Mr. Seroussi of 142,000 options with an exercise price of NIS 71.89 each and vesting over a period of four years.

In April 2024, our shareholders approved a grant of 14,233 restricted share units (“RSUs”) to Mr. Seroussi and 5,112 RSUs to each of our other non-employee directors. Such RSUs will automatically convert into an equal number of ordinary shares of the Company upon vesting. The RSUs granted to Mr. Seroussi will vest in four equal annual installments of 25% each. The RSUs granted to the other non-employee directors will vest in three equal annual installments of 33 1/3% each.

In addition, each non-employee director (including Mr. Seroussi) benefit from coverage under the Company’s directors and officers liability insurance policies and from a letter of indemnification provided to such directors by the Company.

Mr. Yavetz, our Chief Executive Officer, currently receives no additional compensation as a result of his membership on our Board of Directors. For information concerning the salary expenses and social benefit costs of the Company’s five highest compensated executive officers, including Mr. Yavetz, for the year ended December 31, 2024, see Item 6.B. of the Company’s Annual Report. In addition, in April 2024 shareholders approved a grant of RSUs to Mr. Yavetz and an amendment to his terms of engagement, a summary of which is provided in the Company’s proxy statement filed with the SEC on March 1, 2024 and amended on March 28, 2024 and April 8, 2024.

If re-elected to the Board of Directors and Proposals 5 and 6 of this Proxy Statement are approved by the shareholders, Mr. Yavetz and Mr. Seroussi, our newly appointed Executive Chairman and Vice Chairman, respectively, will be entitled to the compensation described in such proposals, as applicable.

Background of the Directors

The nominees to serve on the Board of Directors are below and the following information with respect to the nominees is supplied based upon the information furnished to the Company by the nominees as of the date of this Proxy Statement:

Name	Age	Position
Gilad Yavetz	54	Director and Chief Executive Officer
Yair Seroussi	69	Chairman of the Board
Liat Benyamini	48	Director
Michal Tzuk	49	Director
Alla Felder	52	Director
Dr. Shai Weil	55	Director
Yitzhak Betzalel	59	Director
Zvi Furman	76	Director

Gilad Yavetz is Enlight’s co-founder and Chief Executive Officer since its inception in 2008. Mr. Yavetz was appointed full-time Executive Chairman of the Board of Directors, effective October 2025. Prior to the establishment of Enlight, Mr. Yavetz served as a VP Marketing and Sales of BVR Systems (1998), a leading high-tech company that develops and provides real-time simulation and training systems to leading armies worldwide, and which was acquired by Elbit Systems Ltd. in 2008. Mr. Yavetz holds an MBA from the Executive Program at Tel Aviv University and an LLB from the Hebrew University of Jerusalem.

Yair Seroussi has served as the Chairman of the Board of Directors since May 2018, and was appointed Vice Chairman of the Board of Directors, effective October 2025. Mr. Seroussi serves as the chairman of ZIM Integrated Shipping Services Ltd. (NYSE: ZIM), a global shipping operator. He is currently on the board of directors of Mediterranean Towers Ltd. (TLV: MDTR), and Stratasys Ltd. (NASDAQ: SSYS). He is also chairman of Tovanot B’Hinuch (a non-profit organization), and was previously the chairman of Prytek, a technology group, as well as a board member of DSP Group, Inc. Mr. Seroussi brings immense experience to the board room, having served as chairman of Bank Hapoalim, one of Israel’s largest banks, and of the Association of Banks in Israel, and having led Morgan Stanley’s Israeli operations for over 15 years. In addition to his various professional roles, Mr. Seroussi sits on the Board of Governors at the Hebrew University, Weizmann Institute and the Shenkar College of Engineering, Design and Art, and he acts as chairman of the Eli Hurvitz Institute of Strategic Management at the Tel Aviv University. Mr. Seroussi holds a B.A. in Economics and Political Science from the Hebrew University in Jerusalem.

Liat Benyamini has served as a member of the Board of Directors since April 2021. Ms. Benyamini has served as a director in numerous private and public companies. Ms. Benyamini serves as a partner in Sky Private Equity, one of Israel’s largest mid-market private equity funds. Her current board roles include Elspec Engineering Ltd. (TLV: ELSPC). Ms. Benyamini is a Certified Public Accountant. She holds an M.A. in Contemporary Asian Studies and a B.A. degree in Accounting, Statistics and Operations Research, both from Tel Aviv University.

Michal Tzuk has served as a member of the Board of Directors since April 2021. Ms. Tzuk has served as the Chief Business Development Officer at Danel (Adir Yeoshua) Ltd. (TLV: DANE), a company that operates in human resources, nursing, special needs and medicine, since June 2019. Prior to that she served as Senior Deputy Director General and Director of Employment Regulation at (1) the Israeli Ministry of Economy and Industry (f/k/a the Ministry of Industry, Trade and Labor and the Ministry of Economy) from February 2012 to July 2016 and (2) the Israeli Ministry of Labor, Social Affairs and Social Services from August 2016 to January 2018. Ms. Tzuk was previously the Economic Assistant to the Chief Executive Officer of the Tel Aviv Sourasky Medical Center (Ichilov) and held various roles in the budget division of the Israeli Ministry of Finance. Ms. Tzuk currently serves on the board of directors of M.L. Manor Medical Group - Company for Treatment and Surgeries in Israel Ltd. and is a member of the Wexner Foundation’s Israeli advisory committee and the public council and the finance committee of Sam Spiegel Jerusalem Film & Television School. She previously served on the board of directors of Future Mobility Israel Ltd. and on various boards of directors and committees of other companies and organizations. Ms. Tzuk holds an LL.B in Law and Economics and an M.B.A both from the Hebrew University of Jerusalem. Ms. Tzuk also graduated from the Wexner Senior Leadership program at the Harvard Kennedy School (Center for Public Leadership, Executive Education, Harvard University).

Alla Felder has served as a member of the Board of Directors since July 2023. Ms. Felder has been serving as the Chief Financial Officer of Weebit Nano Ltd. (ASX: WBT) since 2016. Ms. Felder serves on the boards, including the audit and compensation committees, of several publicly listed companies across several industries, including Ashtrom Properties Ltd. (TASE: ASHG), Israel Shipyards Ltd. (TASE: ISHI), Photomyne Ltd. (TASE: PHTM) and IdoMoo Ltd. (TASE: IDMO). Ms. Felder was a senior manager at PricewaterhouseCoopers and received a B.A. in Business Administration and Accounting from the College of Management Academic Studies Division in Rishon Lezion, Israel and an Executive Master’s degree in the Science of Finance from the City University of New York. Ms. Felder is a Certified Public Accountant in Israel.

Dr. Shai Weil has served as a member of the Board of Directors since November 2009. Dr. Weil is an executive and a partner in various companies in the fields of industrial, technology, real estate, trade and services, including Milgam Ltd. (Group), Pango, AllCloud (Group), Minrav Group Ltd. (TLV: MNRV), Essence Partners, Har Tuv Group, Lumen Capital and the Israel Post Company. Dr. Weil serves as the chairman at Har Tuv Group, Lumen Capital, Essence Partners and Minrav Group Ltd. He is a member of the boards of Aluma (a non-profit organization) and JGIVE (a non-profit organization dedicated to cultivating a culture of philanthropy in Israel). Dr. Weil holds a B.A. in Economics and Business Administration from Bar-Ilan University in Ramat Gan, Israel, an M.S. in Management from Boston University in Massachusetts and a D.P.S. in International Business and Management from Pace University in New York.

Yitzhak Betzalel has served as a member of the Board of Directors since August 2018. In 2014, Mr. Betzalel founded Boss Capital Ltd., an Israeli boutique Investment Banking firm that focuses on infrastructure, energy and real estate transactions in Israel and Europe, where he currently serves as director and Chief Executive Officer. Mr. Betzalel currently serves on the board of directors of Odem Deposits Ltd. and previously served on the board of directors of Odem Finance Ltd. He has also served as a member of the investment committee since 2018 and credit committee since 2019 at Amitim Pension Funds. Mr. Betzalel’s prior positions include Chief Executive Officer of Migdal Underwriting and Business Initiatives Ltd., Chief Executive Officer of Odem Funding Ltd, chairman of LabOne Innovations, Deputy to the Chief Executive Officer of Clal Finance Underwriting Ltd., Chief Economist of Clal Israel Ltd., Chief Executive Officer of ByTech Communications Ltd. and Director of Business Development of Clal Tourism Ltd. Mr. Betzalel holds an M.A. in Economics and in Business Administration and a B.A. in Business Administration and Economics from the Hebrew University in Jerusalem.

Zvi Furman has served as member of the Board of Directors since September 2019. He currently serves as chairman of the credit committee of Meitav Dash Provident and Pension Funds Ltd and previously served on the board of directors of Mediterranean Towers Ltd. (TLV: MDTR). Mr. Furman has served on the board of directors of Koret Israel Economic Development Funds since 2011. He previously served as managing partner of KCPS Manof (2009) Ltd., as general manager of Bank Hapoalim in the United States and as general manager of Bank Otsar Hachayal. Mr. Furman holds a B.A. in Economics and Political Science and a M.A. in Business Administration, both from Tel Aviv University.

It is proposed that at the General Meeting, the following separate resolutions be adopted:

“RESOLVED, to elect each of the following nominees to the Board of Directors of the Company, to hold office until close of the Company’s annual general meeting to be held in 2026, and until his or her successor has been duly elected or appointed, or until his or her office has been vacated:

a.	Mr. Gilad Yavetz

b.	Mr. Yair Seroussi

c.	Ms. Liat Benyamini

d.	Ms. Michal Tzuk

e.	Ms. Alla Felder

f.	Dr. Shai Weil

g.	Mr. Yitzhak Betzalel

h.	Mr. Zvi Furman”

The affirmative vote of at least a majority of the voting power represented at the General Meeting, in person or by proxy and voting thereon, is required to adopt these resolutions.

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE FOR THE ELECTION OF EACH OF MR. GILAD YAVETZ, MR. YAIR SEROUSSI, MS. LIAT BENYAMINI, MS. MICHAL TZUK, MS. ALLA FELDER, DR. SHAI WEIL, MR. YITZHAK BETZALEL AND MR. ZVI FURMAN TO THE BOARD OF DIRECTORS.

PROPOSAL NO. 3

AMENDING THE COMPENSATION POLICY

Background

Pursuant to the Companies Law, the Company is required, and has adopted, a compensation policy regarding the terms of employment and office of its officers. Pursuant to the Companies Law, the term “officer” comprises, among others, a company’s directors, general manager and each manager who is directly subordinate to the general manager. In addition, the Companies Law requires a publicly traded company such as the Company to periodically review its compensation policy and to re-approve the compensation policy at least once every three years. For a company to approve or re-approve a compensation policy, the Companies Law requires approval by the board of directors following approval by the compensation committee. In addition, the compensation policy requires approval by such company’s shareholders with a special majority described elsewhere in this Proxy Statement. However, in the event that the compensation policy is not approved by the shareholders, the Companies Law permits the board of directors to approve it, provided that the compensation committee and the board of directors have determined, following further discussion of the matter and based on reasons to be specified, that the approval of the compensation policy is in the best interests of the company.

Our current Compensation Policy was approved by our shareholders in April 2024 for a period of up to three years. At the General Meeting, our shareholders are being asked to approve certain amendments to the Compensation Policy applicable to the Company’s directors and officers, substantially in the form attached hereto as Exhibit A (the “Amended Compensation Policy”), which is marked to show proposed changes from the current Compensation Policy.1 Following review and approval by our compensation committee, our Board of Directors reviewed and approved the Amended Compensation Policy and recommended that shareholders do the same.

The Amended Compensation Policy

Below is a summary of proposed changes to the Compensation Policy:

•
The cap on the salaries paid to our executive officers, Chairman and Vice Chairman of the Board will be adjusted in January of each year to reflect increases in the Consumer Price Index (“CPI”) in the previous calendar year. The Board believes this change is necessary in light of high inflation levels in Israeli in recent years.

•
We have added a reference to the Vice Chairman, a role that was created as part of the expansion and strengthening of our executive leadership team announced on July 30, 2025, and clarified that the current cap on the salary paid to the Chairman will also apply to the Vice Chairman, and will be based either on the costs to the employer or through an invoice that will be issued by the office holder, in the event that he or she is engaged as a service provider.

•
We have modified the method for calculating the value of equity-based compensation to add that such calculation may also be based on the binomial option pricing model. Currently, the Black-Scholes model or any other model used to determine equity value for accounting purposes may be used.

•
In reference to the maximum dilution percentage of 10%, we have added a clarification stating that the number of shares used to determine dilution shall also include, in addition to shares resulting from the exercise of options, the shares that may be issued under our outstanding RSUs and performance-based RSUs (“PSUs”).

•
Regarding reimbursement of relocation expenses, we have clarified that such reimbursement is permitted in the event that an office holder relocates either from Israel to another country or from another country to Israel.

•	We have also made other minor clean-up and technical changes to the language of the Compensation Policy, such as fixing cross references.

This summary does not purport to be complete and is not intended to replace your review of the full Amended Compensation Policy. The summary is qualified in its entirely by reference to such Amended Compensation Policy in Exhibit A, which is incorporated herein by reference.

It is proposed that at the General Meeting, the following resolution be adopted:

“RESOLVED, to approve amendments to the Compensation Policy for executive officers and directors, substantially in the form attached as Exhibit A.”

The affirmative vote of at least a majority of the voting power represented at the General Meeting, in person or by proxy and voting thereon, is required to adopt this resolution, provided that either: (i) such majority includes a majority of the Ordinary Shares voted by shareholders who are not Controlling Shareholders and do not have a Personal Interest in the approval of this resolution, disregarding abstentions; or (ii) the total number of Ordinary Shares voted against the approval of this resolution by shareholders referred to in sub-section (i) does not exceed two percent (2%) of the total voting rights in the Company.

THE COMPANY’S COMPENSATION COMMITTEE AND THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMEND A VOTE FOR THE APPROVAL OF THIS RESOLUTION.

1 Exhibit A provides an English translation of the Company’s Amended Compensation Policy, which is provided for convenience only. In the event of any discrepancy or inconsistency between the English translation and the Hebrew original, the Hebrew version shall prevail and be binding.

PROPOSAL NO. 4

APPROVING COMPENSATION OF MS. ADI LEVIATAN, OUR NEWLY APPOINTED CHIEF
EXECUTIVE OFFICER

On July 30, 2025, we announced the expansion and strengthening of our executive leadership team, effective October 1, 2025, which involves transitioning Gilad Yavetz, our Co-Founder and current CEO, to a full-time role as Executive Chairman of the Board, the appointment of Adi Leviatan as the Company’s new CEO and the appointment of Yair Seroussi, who has served as Chairman of the Board for the past seven years, to a new role as Vice Chairman of the Board.

Adi Leviatan is a seasoned Fortune 100 executive with expertise in strategy and business development in the global arena, including in the industrial, energy and technology sectors in the U.S., China, Israel, Europe and Africa. Prior to joining Enlight, Ms. Leviatan held various senior executive positions at 3M (NYSE: MMM) from 2018 to December 2024, most recently as President of 3M’s Abrasive Solutions Division, which is a global leader in engineered abrasive products and robotic system solutions to OEMs. Prior to 3M, Ms. Leviatan was a Partner at McKinsey & Company, where she served for 15 years providing strategic and operational counsel to the top management of diverse global corporations and public institutions around the world. Ms. Leviatan graduated summa cum laude from the Hebrew University with a B.A. in Economics and East Asian Studies.

Pursuant to the Companies Law, the compensation of the chief executive officer, including equity-based compensation, must be approved by the compensation committee, board of directors and shareholders with a special majority described elsewhere in this Proxy Statement, in that order. Our compensation committee and Board of Directors have approved, and recommended that the shareholders approve, the compensation of Ms. Leviatan, as described below.

Salary

Effective as of the date of the general meeting’s approval, Ms. Leviatan’s salary shall consist of:

(a) A monthly base salary of NIS 118,000 (gross), which – subject to approval of the Amended Compensation Policy in Proposal 3 at this General Meeting – shall be adjusted in January of each year to reflect increases in the CPI for the preceding calendar year. This linkage will take effect starting with the salary for January 2027, based on the CPI increase in 2026.

(b) Additional social benefits and other perks as are customarily provided by the Company, including an eight-month advance notice period.

(c) For the overlap period from August to September 2025, a monthly base salary of NIS 118,000 (gross), with social benefits and other perks as are customarily provided by the Company.

Annual Bonus

Effective as of 2026, Ms. Leviatan’s annual cash bonus shall consist of the equivalent to 10 monthly salaries (for 100% achievement of certain targets to be determined by the compensation committee and the Board), excluding a discretionary bonus for which Ms. Leviatan is also eligible.

Equity-Based Compensation

Ms. Leviatan’s equity-based compensation shall consist of:

(a) Grant of Options

1.
Grant of 143,553 stock options with a total value of NIS 5,114,764, reflecting an annual value of NIS 1,278,691 over the vesting period (calculated linearly, not based on accounting expense), and an exercise price of NIS 84.6 per share.

2.	The options will be granted on October 1, 2025 (the “Grant Date”).

3.
For as long as Ms. Leviatan is an office holder in Enlight’s group, the options will vest in four equal annual tranches of 25% each. The first tranche will vest 12 months after the Grant Date, and the remaining three tranches will vest annually thereafter.

4.	Vesting of the options will be governed by the Company’s equity compensation plan and the award agreement, and subject to adjustment and acceleration mechanisms stated therein.

5.	The shares issued upon exercise of the options will be listed for trading on TASE.

(b) Grant of RSUs

1.	Grant of 31,561 RSUs with a total value of NIS 2,557,382, reflecting an annual value of NIS 639,345 over the vesting period (calculated linearly, not based on accounting expense).

2.	The RSUs will be granted on the Grant Date.

3.
For as long as Ms. Leviatan is an office holder in Enlight’s group, the RSUs will vest in four equal annual tranches of 25% each. The first tranche will vest 12 months after the Grant Date, and the remaining three tranches will vest annually thereafter.

4.
Vested RSUs will automatically convert into ordinary shares of the Company, in accordance with the Company’s equity compensation plan and the award agreement, and subject to the adjustments and acceleration mechanisms stated therein.

5.	The shares resulting from vested RSUs will be listed for trading on the Tel Aviv Stock Exchange (“TASE”).

(c) Grant of PSUs

1.
Grant of 31,561 PSUs (performance-based RSUs) with a total value of NIS 2,557,382, reflecting an annual value of NIS 639,345 over the vesting period (calculated linearly, not based on accounting expense).

2.
The PSUs will be granted on the Grant Date, and the first tranche of the PSUs may vest based on the Performance Metrics (as defined below) for 2026, and not before the first anniversary of the Grant Date.

3.
For as long as Ms. Leviatan is an office holder in Enlight’s group, the PSUs will vest in four equal annual tranches of 25% each. The first tranche will vest 12 months after the Grant Date, and the remaining three tranches will vest annually thereafter, subject to achieving business targets that are based on the following metrics: (i) Total Income and Revenues, and (ii) Adjusted EBITDA (a Non-GAAP metric) (“Performance Metrics”).

4.	Each year, the target threshold will be the midpoint of the Company’s forecast for the relevant metric, as published by the Company at the beginning of the calendar year (the “Target Threshold”).

5.	Performance will be measured against the Company’s results for the calendar year preceding the vesting date, from January 1 to December 31, as published in its Annual Report on Form 20-F.

6.
Vesting of each annual tranche will be conditioned upon achievement of 90% of the Target Threshold (the “Minimal Threshold”), which will entitle vesting of 50% of the PSUs of the tranche, with a linear interpolation to apply for performance between the Minimal Threshold and the Target Threshold.

7.	Performance of 100% or more of the Target Threshold will result in vesting of 100% of the PSUs for that tranche.

8.
The Performance Metrics are equally weighted (50% each). However, overall performance will not be based on averaging the two Performance Metrics, and non-achievement of one metric cannot be offset by overperformance of the other.

9.
Upon satisfying the above conditions, the vested PSUs will convert into ordinary shares of the Company in accordance with the equity compensation plan and the award agreement, subject to adjustment and acceleration mechanisms stated therein.

10.	The shares issued from vested PSUs will be listed for trading on TASE.

Indemnification, Exemption, and Insurance

Ms. Leviatan will receive indemnification, exemption, and insurance in accordance with Company practice.

Reimbursement of Relocation Expense

Ms. Leviatan will be entitled to a one-time reimbursement for relocation expenses from the U.S. to Israel, up to USD 100,000 net of taxes as may be applicable.

Breakdown of Proposed Compensation to Ms. Leviatan

The following is a breakdown of the total compensation expected to be paid for each year to Ms. Leviatan pursuant to her terms of engagement including the proposed equity-based awards (in terms of cost to the Company, in NIS thousands), in accordance with the sixth addendum to the Israeli Securities Regulations (Periodic and Immediate Reports), 1980:

Details of Recipient of Compensation				Compensation for Services[1]							Total
Name	Position	Scope of Position	% of Equity Owned[2]	Salary	Bonus	Equity-based Compensation[3]	Management Fees	Consulting Fees	Fees	Other
Adi Leviatan	CEO	100%	-	1,841	1,180	2,557	-	-	-	-	5,578

1 In accordance with Israeli law and practice, all amounts reported in the above table are in terms of cost to our Company, as recorded in our audited consolidated financial statements.

2 Excludes the proposed equity-based grants.

3 Value of equity-based compensation is calculated based on a linear method of valuation and does not reflect actuarial cost.

Ratios and Comparative Data

The ratio between the cost of the proposed salary to be provided to Ms. Leviatan and the average and median cost of salary of the employees of the Company is approximately 4.29 and 4.72, respectively.

The ratio between the cost of the proposed total compensation package to be provided to Ms. Leviatan and the average and median cost of total compensation package of the employees of the Company is approximately 10.84 and 14.7, respectively.

In addition, according to a comparative benchmark study commissioned by the compensation committee and prepared by an external independent consultant, comparing executive compensation of the Company with peer group companies in Israel and the U.S as well as with other companies with similar characteristics, the total cost of the proposed compensation to Ms. Leviatan (excluding a discretionary bonus) would rank in the 9th percentile of the peer group companies included in the analysis.

Reasons for the Approval of Ms. Leviatan’s Proposed Compensation:

1.
Enlight stands at its strongest point to date, with an organizational, operational and leadership infrastructure primed for significant continued growth. In recent years, the Company has taken strategic steps to build managerial infrastructure and business growth engines that have generated, and are expected to continue to generate, robust growth and strong results. The Company’s Revenues & Income and Adjusted EBITDA grew between 2018 and 2025 (expected end of year) at a CAGR of 39%.[2]

2.
The Board believes that the appointment of Adi Leviatan as CEO - bringing deep and global experience from a Fortune 100 industrial and technology company that is active in 60 countries, as well as from years of senior leadership at McKinsey & Company, the world’s leading strategy consulting firm - marks the natural next step in Enlight’s global expansion.

3.
The proposed terms of service and employment commensurate with Ms. Leviatan’s education, skills, expertise, professional experience, achievements, the level of responsibility required for the role of our Chief Executive Officer and the challenges Ms. Leviatan will face. Ms. Leviatan has a strong managerial and strategic track record, having held senior executive positions in leading companies in their respective industries, demonstrating success in driving fast and sustainable business growth and navigating dynamic business and regulatory environments.

2 EBITDA is a non-IFRS financial measure. The Company is unable to provide a reconciliation of EBITDA to Net Income on a forward-looking basis without unreasonable effort because items that impact this IFRS financial measure are not within the Company’s control and/or cannot be reasonably predicted.

4.	The proposed terms are aligned with the market terms for compensation of chief executive officers in companies operating in the Company’s industry and in companies with similar characteristics.

5.	The proposed terms of service and employment are appropriate in light of the Company’s size, nature, complexity, financial condition and long-term resilience and stability.

6.
The ratio between the proposed terms and the average and median salary of the Company’s employees is reasonable, taking into consideration, among other factors, the nature and size of the Company, its workforce composition and industry sector. The proposed terms are not expected to adversely impact employment relations within the Company.

7.
The proposed equity-based compensation constitutes an appropriate incentive and aligns the interests of Ms. Leviatan with those of the Company and its shareholders. The structure of the equity compensation – comprising options, RSUs and PSUs – and the proposed vesting conditions, ensure a substantial portion of the equity-based compensation is performance based and thus creates a linkage between compensation and long-term Company performance, thereby incentivizing Ms. Levitan to drive growth and shareholder value. Furthermore, the proposed value of the equity compensation does not create undue dependence or encourage excessive risk-taking.

8.
The proposed terms of service and employment comply with the provisions of the Israeli Companies Law and the Company's compensation policy, are in the best interest of the Company and do not constitute a distribution under the meaning of the Israeli Companies Law.

As of August 4, 2025, the Company has a total of 120,007,417 Ordinary Shares outstanding. In addition, the Company has granted options and RSUs exercisable (assuming vesting of all such grants) into a total of 6,550,007 additional ordinary shares, or Current Equity Grants, and has an aggregate of 4,718,380 ordinary shares reserved for future awards of equity-based compensation under its 2010 Employee Option Allocation Plan, or Pool for Future Equity Grants.

Pursuant to this Proposal 4 and Proposals 5 and 6 below, the Company now proposes to grant options, RSUs and PSUs exercisable (assuming vesting of all such grants) into a total of 698,296 additional ordinary shares, or Proposed Equity Grants.

Assuming Proposals 4, 5 and 6 are approved by shareholders and that the Company makes the equity grants included therein, the Current Equity Grants plus the Proposed Equity Grants (assuming vesting of all such grants) would represent 5.7% of the total share capital of the Company on a fully diluted basis. Assuming the Company were to make equity grants equal to the entire Pool for Future Equity Gants, the Current Equity Grants plus the Pool for Future Equity Grants (assuming the vesting of all such grants) would represent 8.6% of the total share capital of the Company on a fully diluted basis.

This Proposal 4 is subject to and contingent upon approval of Proposal 3 at this General Meeting.

It is proposed that at the General Meeting, the following resolution be adopted:

“RESOLVED, to approve the compensation of Ms. Adi Leviatan, our newly appointed Chief Executive Officer.”

The affirmative vote of at least a majority of the voting power represented at the General Meeting, in person or by proxy and voting thereon, is required to adopt this resolution, provided that either: (i) such majority includes a majority of the Ordinary Shares voted by shareholders who are not Controlling Shareholders and do not have a Personal Interest in the approval of this resolution, disregarding abstentions; or (ii) the total number of Ordinary Shares voted against the approval of this resolution by shareholders referred to in sub-section (i) does not exceed two percent (2%) of the total voting rights in the Company.

The approval of this resolution is subject to and contingent upon the approval of Proposal 3 regarding approval of the Amended Compensation Policy.

THE COMPANY’S COMPENSATION COMMITTEE AND BOARD OF DIRECTORS UNANIMOUSLY RECOMMEND A VOTE FOR THE APPROVAL OF THIS RESOLUTION.

PROPOSAL NO. 5

APPROVING COMPENSATION OF MR. GILAD YAVETZ, OUR NEWLY APPOINTED FULL-TIME
EXECUTIVE CHAIRMAN OF THE BOARD OF DIRECTORS

As part of the expansion and strengthening of our executive leadership team announced on July 30, 2025 and effective October 1, 2025 (as more fully described in Proposal 4, above), Gilad Yavetz, our Co-Founder and current CEO, will transition to a full-time role as Executive Chairman of the Board.

Our compensation committee and Board of Directors have approved, and recommended that the shareholders approve, the compensation of Mr. Yavetz, as described below.

Salary

Effective as of the date of the general meeting’s approval, Mr. Yavetz’s salary shall consist of:

(a) A monthly base salary of NIS 118,000 (gross), which – subject to approval of the Amended Compensation Policy in Proposal 3 at this General Meeting – shall be adjusted in January of each year to reflect increases in the CPI for the preceding calendar year. This linkage will take effect starting with the salary for January 2027, based on the CPI increase in 2026.

(b) Additional social benefits and other perks as are customarily provided by the Company.

Equity-Based Compensation

Mr. Yavetz’s equity-based compensation shall consist of:

(a) Grant of Options

1.
Grant of 345,927 stock options with a total value of NIS 12,325,357, reflecting an annual value of NIS 3,081,339 over the vesting period (calculated linearly, not based on accounting expense), and an exercise price of NIS 84.6 per share.

2.	The options will be granted the Grant Date.

3.
For as long as Mr. Yavetz is an office holder in Enlight’s group, the options will vest in four equal annual tranches of 25% each. The first tranche will vest 12 months after the Grant Date, and the remaining three tranches will vest annually thereafter.

4.	Vesting of the options will be governed by the Company’s equity compensation plan and the award agreement, subject to adjustment and acceleration mechanisms stated therein.

5.	The shares issued upon exercise of the options will be listed for trading on TASE.

(b) Grant of RSUs

1.
Grant of 6,726 RSUs with a total value of NIS544,980 , reflecting an annual value of NIS 136,245 over the vesting period (calculated linearly, not based on accounting expense). This grant is in addition to the RSU grant to Mr. Yavetz in April 2024.

2.	The RSUs will be granted on the Grant Date.

3.
For as long as Mr. Yavetz is an office holder in Enlight’s group, the RSUs will vest in four equal annual tranches of 25% each. The first tranche will vest 12 months after the Grant Date, and the remaining three tranches will vest annually thereafter.

4.
Vested RSUs will automatically convert into ordinary shares of the Company, in accordance with the Company’s equity compensation plan and the award agreement, subject to the adjustments and acceleration mechanisms stated therein.

5.	The shares resulting from vested RSUs will be listed for trading on TASE.

(c) Grant of PSUs

1.
Grant of 76,055 PSUs (performance-based RSUs) with a total value of NIS 6,162,678, reflecting an annual value of NIS 1,540,670 over the vesting period (calculated linearly, not based on accounting expense).

2.	The PSUs will be granted on the Grant Date.

3.
For as long as Mr. Yavetz is an office holder in Enlight’s group, the PSUs will vest in four equal annual tranches of 25% each. The first tranche will vest 12 months after the Grant Date, and the remaining three tranches will vest annually thereafter, subject to achieving business targets that are based on the following metrics: (i) Total Income and Revenues, and (ii) Adjusted EBITDA (a Non-GAAP metric) (“Performance Metrics”).

4.	Each year, the target threshold will be the midpoint of the Company’s forecast for the relevant metric, as published by the Company at the beginning of the calendar year (the “Target Threshold”).

5.	Performance will be measured against the Company’s results for the calendar year preceding the vesting date, from January 1 to December 31, as published in its Annual Report on Form 20-F.

6.
Vesting of each annual tranche will be conditioned upon achievement of 90% of the Target Threshold (the “Minimal Threshold”), which will entitle vesting of 50% of the PSUs of the tranche, with a linear interpolation to apply for performance between the Minimal Threshold and the Target Threshold.

7.	Performance of 100% or more of the Target Threshold will result in vesting of 100% of the PSUs for that tranche.

8.
The Performance Metrics are equally weighted (50% each). However, overall performance will not be based on averaging the two Performance Metrics, and non-achievement of one metric cannot be offset by overperformance of the other.

9.
Upon satisfying the above conditions, the vested PSUs will convert into ordinary shares of the Company in accordance with the equity compensation plan and the award agreement, subject to adjustment and acceleration mechanisms stated therein.

10.	The shares issued from vested PSUs will be listed for trading on TASE.

Reasons for the Approval of Mr. Yavetz’s Proposed Compensation:

1.
Enlight stands at its strongest point to date, with an organizational, operational and leadership infrastructure primed for significant continued growth. In recent years, the Company has taken strategic steps to build managerial infrastructure and business growth engines that have generated, and are expected to continue to generate, robust growth and strong results. The Company’s Revenues & Income and Adjusted EBITDA grew between 2018 and 2025 (expected end of year) at a CAGR of 39%.[3]

2.
Mr. Yavetz co-founded the Company and has successfully led it since inception in 2008, positioning the Company as a leader in its field in Israel and as a prominent player in the international market. Under Mr. Yavetz’s leaderships, the Company established s significant global presence through a combination of organic growth in Europe, building capabilities across the value chain, from greenfield to power producer (IPP), and through strategic M&A in the United States. Furthermore, Mr. Yavetz recognized early the potential of major drivers of growth for the Company (such as energy storage, agro-solar trend and the potential in cropfield) and drove the Company to seize such opportunities. Mr. Yavetz’s leadership has enabled Enlight’s substantial growth and prepared the way for the Company’s current business plan.

3.
The Board believes that the continued contribution of Mr. Yavetz in a full-time capacity as active Chairman of the Board is essential to the Company’s best interests, generating synergies with Ms. Leviatan, particularly with strategic direction, engagement and commitment to the Company’s continued growth, innovation and preservation of the Company’s unique DNA.

4.
The proposed terms of service and employment are consistent with Mr. Yavetz’s education, skills, energy-sector expertise, unique professional experience, strategic vision, execution achievements and the level of responsibility and challenges associated with his role.

5.	The proposed terms are aligned with market standards for compensation of executive chairpersons of the board in the Company’s industry and in companies with similar characteristics.

6.
The proposed terms are appropriate in light of the Company’s size, scope of operations, geographic footprint, current and long-term business complexity, including in the context of a dynamic regulatory environment, and the Company’s distinctive characteristics as an entrepreneurial company and an independent global power producer (IPP) with a unique identity.

7.
The proposed equity-based compensation constitutes an appropriate incentive and aligns the interests of Mr. Yavetz with those of the Company and its shareholders. The mix of equity instruments (options, RSUs and PSUs) and the proposed vesting conditions ensure a substantial portion of the equity-based compensation is performance based and thus creates a linkage between compensation and long-term Company performance. Furthermore, the proposed value of the equity-based compensation does not create undue dependence or encourage excessive risk-taking.

3 EBITDA is a non-IFRS financial measure. The Company is unable to provide a reconciliation of EBITDA to Net Income on a forward-looking basis without unreasonable effort because items that impact this IFRS financial measure are not within the Company’s control and/or cannot be reasonably predicted.

8.
The proposed terms comply with the provisions of the Israeli Companies Law and the Company’s compensation policy, are in the best interest of the Company and do not constitute a distribution under the meaning of the Israeli Companies Law.

Following is a breakdown of the compensation expected to be paid for each year, effective October 1, 2025, to Mr. Yavetz (in terms of cost to the Company, in NIS thousands), including the proposed equity-based awards, in accordance with the sixth addendum to the Israeli Securities Regulations (Periodic and Immediate Reports), 1980:

Details of Recipient of Compensation				Compensation for Services							Total
Name	Position	Scope of Position	% of Equity Owned[1]	Salary	Bonus	Equity-based Compensation	Management Fees	Consulting Fees	Fees	Other
Gilad Yavetz	Executive Chairman of the Board of Directors	100%	0.68%	1,841	-	6,163	-	-	-	-	8,004

1 Excludes the proposed equity-based grants.

As of August 4, 2025, the Company has a total of 120,007,417 Ordinary Shares outstanding. In addition, the Company has granted options and RSUs exercisable (assuming vesting of all such grants) into a total of 6,550,007 additional ordinary shares, or Current Equity Grants, and has an aggregate of 4,718,380 ordinary shares reserved for future awards of equity-based compensation under its 2010 Employee Option Allocation Plan, or Pool for Future Equity Grants.

Pursuant to this Proposal 5 and Proposals 4 above and 6 below, the Company now proposes to grant options, RSUs and PSUs exercisable (assuming vesting of all such grants) into a total of 698,296 additional ordinary shares, or Proposed Equity Grants.

Assuming Proposals 4, 5 and 6 are approved by shareholders and that the Company makes the equity grants included therein, the Current Equity Grants plus the Proposed Equity Grants (assuming vesting of all such grants) would represent 5.7% of the total share capital of the Company on a fully diluted basis. Assuming the Company were to make equity grants equal to the entire Pool for Future Equity Gants, the Current Equity Grants plus the Pool for Future Equity Grants (assuming the vesting of all such grants) would represent 8.6% of the total share capital of the Company on a fully diluted basis.

It is proposed that at the General Meeting, the following resolution be adopted:

“RESOLVED, to approve the compensation of Mr. Gilad Yavetz, our newly appointed full-time Executive Chairman of the Board of Directors.”

The affirmative vote of at least a majority of the voting power represented at the General Meeting, in person or by proxy and voting thereon, is required to adopt this resolution.

The approval of this resolution is subject to and contingent upon the approval of Proposal 2 regarding Mr. Yavetz’s re-election to the Board and Proposal 3 regarding approval of the Amended Compensation Policy.

THE COMPANY’S COMPENSATION COMMITTEE AND BOARD OF DIRECTORS UNANIMOUSLY RECOMMEND A VOTE FOR THE APPROVAL OF THIS RESOLUTION.

PROPOSAL NO. 6

APPROVING COMPENSATION OF MR. YAIR SEROUSSI, OUR NEWLY APPOINTED VICE CHAIRMAN
OF THE BOARD OF DIRECTORS

As part of the expansion and strengthening of our executive leadership team announced on July 30, 2025 and effective October 1, 2025 (as more fully described in Proposal 4, above), Yair Seroussi, who has served as part time Chairman of the Board for the past seven years, will transition to a new role as Vice Chairman of the Board.

Our compensation committee and Board of Directors have approved, and recommended that the shareholders approve, the compensation of Mr. Seroussi, as described below.

Salary

Effective as of the date of the general meeting’s approval, Mr. Seroussi will be entitled to a monthly salary of NIS 50,000 paid against an invoice (reflecting a gross monthly payment equivalent to NIS 38,462), which – subject to approval of the Amended Compensation Policy in Proposal 3 at this General Meeting – shall be adjusted in January of each year to reflect increases in the CPI for the preceding calendar year. This linkage will take effect starting with the salary for January 2027, based on the CPI increase in 2026.

Mr. Seroussi will dedicate the equivalent of 40% of the time required by a full-time position to his role as Vice Chairman of our Board of Directors.

Equity-Based Compensation

Mr. Seroussi’s equity-based compensation shall consist of:

(a) Grant of Options

1.
Grant of 51,574 stock options with a total value of NIS 1,837,569, reflecting an annual value of NIS 459,392 over the vesting period (calculated linearly, not based on accounting expense), and an exercise price of NIS 84.6 per share.

2.	The options will be granted on the Grant Date.

3.
For as long as Mr. Seroussi is an office holder in Enlight’s group, the options will vest in four equal annual tranches of 25% each. The first tranche will vest 12 months after the Grant Date, and the remaining three tranches will vest annually thereafter.

4.	Vesting of the options will be governed by the Company’s equity compensation plan and the award agreement, subject to adjustment and acceleration mechanisms stated therein.

5.	The shares issued upon exercise of the options will be listed for trading on TASE.

(b) Grant of PSUs

1.
Grant of 11,339 PSUs (performance-based RSUs) with a total value of NIS 918,784, reflecting an annual value of NIS 229,696 over the vesting period (calculated linearly, not based on accounting expense).

2.	The PSUs will be granted on the Grant Date.

3.
For as long as Mr. Seroussi is an office holder in Enlight’s group, the PSUs will vest in four equal annual tranches of 25% each. The first tranche will vest 12 months after the Grant Date, and the remaining three tranches will vest annually thereafter, subject to achieving business targets that are based on the following metrics: (i) Total Income and Revenues, and (ii) Adjusted EBITDA (a Non-GAAP metric) (“Performance Metrics”).

4.	Each year, the target threshold will be the midpoint of the Company’s forecast for the relevant metric, as published by the Company at the beginning of the calendar year (the “Target Threshold”).

5.	Performance will be measured against the Company’s results for the calendar year preceding the vesting date, from January 1 to December 31, as published in its Annual Report on Form 20-F.

6.
Vesting of each annual tranche will be conditioned upon achievement of 90% of the Target Threshold (the “Minimal Threshold”), which will entitle vesting of 50% of the PSUs of the tranche, with a linear interpolation to apply for performance between the Minimal Threshold and the Target Threshold.

7.	Performance of 100% or more of the Target Threshold will result in vesting of 100% of the PSUs for that tranche.

8.
The Performance Metrics are equally weighted (50% each). However, overall performance will not be based on averaging the two Performance Metrics, and non-achievement of one metric cannot be offset by overperformance of the other.

9.
Upon satisfying the above conditions, the vested PSUs will convert into ordinary shares of the Company in accordance with the equity compensation plan and the award agreement, subject to adjustment and acceleration mechanisms stated therein.

10.	The shares issued from vested PSUs will be listed for trading on TASE.

Reasons for the Approval of Mr. Seroussi’s Proposed Compensation:

1.
Mr. Seroussi will dedicate 40% of his overall working time to the Company. With his extensive experience with the Company and deep business knowledge, particularly in finance and capital markets, the Board believes that Mr. Seroussi will continue to strengthen the Board of Directors in his capacity as Vice Chairman. Mr. Seroussi will continue to take an active part in the boards of directors of subsidiary companies, and the Board believes that he will contribute to the Company’s continued growth with his expertise in strategic planning and risk management.

2.
The Board of Directors believes that it is in the best interests of the Company to ensure the continued service of Mr. Seroussi as Vice Chairmen of the Board, given his valuable long-term contribution to the Company and the boards of directors of the Company’s subsidiaries.

3.
The proposed terms of service and employment are consistent with Mr. Seroussi’s education, qualifications, expertise in the field of finance, strategic perspective, unique professional experience, accomplishments, and the level of responsibility and challenges inherent in his role.

4.	The proposed terms of service and employment are aligned with prevailing compensation practices for Vice Chairman of the Board in the Company’s sector and in companies with similar characteristics.

5.
The proposed terms are appropriate in light of the Company’s size, scope of operations, geographic footprint, current and long-term operational complexity, particularly in a dynamic regulatory environment, and its distinctive characteristics as an entrepreneurial company and independent power producer (IPP) with a unique identity.

6.
The proposed equity-based compensation constitutes an appropriate incentive and aligns Mr. Seroussi’s interests with those of the Company and its shareholders. The structure of the equity compensation (including options and PSUs), along with the proposed vesting conditions, ensures a substantial portion of the equity-based compensation is performance based and thus creates a connection between compensation and the Company’s long-term performance. Furthermore, the proposed value of the equity-based compensation does not create undue dependence or encourage excessive risk-taking.

7.
The proposed terms of service and employment comply with the provisions of the Israeli Companies Law and the Company’s compensation policy, are in the best interests of the Company, and do not constitute a distribution as defined under the Israeli Companies Law.

Following is a breakdown of the compensation expected to be paid for each year, effective October 1, 2025, to Mr. Seroussi (in terms of cost to the Company, in NIS thousands), including the proposed equity-based awards, in accordance with the sixth addendum to the Israeli Securities Regulations (Periodic and Immediate Reports), 1980:

Details of Recipient of Compensation				Compensation for Services							Total
Name	Position	Scope of Position	% of Equity Owned[1]	Salary	Bonus	Equity-based Compensation	Management Fees	Consulting Fees	Fees	Other
Yair Seroussi	Vice Chairman of the Board of Directors	40%	0.002%	600	-	919	-	-	-	-	1,519

1 Excludes the proposed equity-based grants.

As of August 4, 2025, the Company has a total of 120,007,417 Ordinary Shares outstanding. In addition, the Company has granted options and RSUs exercisable (assuming vesting of all such grants) into a total of 6,550,007 additional ordinary shares, or Current Equity Grants, and has an aggregate of 4,718,380 ordinary shares reserved for future awards of equity-based compensation under its 2010 Employee Option Allocation Plan, or Pool for Future Equity Grants.

Pursuant to this Proposal 6 and Proposals 4 and 5 above, the Company now proposes to grant options, RSUs and PSUs exercisable (assuming vesting of all such grants) into a total of 698,296 additional ordinary shares, or Proposed Equity Grants.

Assuming Proposals 4, 5 and 6 are approved by shareholders and that the Company makes the equity grants included therein, the Current Equity Grants plus the Proposed Equity Grants (assuming vesting of all such grants) would represent 5.7% of the total share capital of the Company on a fully diluted basis. Assuming the Company were to make equity grants equal to the entire Pool for Future Equity Gants, the Current Equity Grants plus the Pool for Future Equity Grants (assuming the vesting of all such grants) would represent 8.6% of the total share capital of the Company on a fully diluted basis.

It is proposed that at the General Meeting, the following resolution be adopted:

“RESOLVED, to approve the compensation of Mr. Yair Seroussi, our newly appointed Vice Chairman of the Board of Directors.”

The affirmative vote of at least a majority of the voting power represented at the General Meeting, in person or by proxy and voting thereon, is required to adopt this resolution.

The approval of this resolution is subject to and contingent upon the approval of Proposal 2 regarding Mr. Seroussi’s re-election to the Board and Proposal 3 regarding approval of the Amended Compensation Policy.

THE COMPANY’S COMPENSATION COMMITTEE AND BOARD OF DIRECTORS UNANIMOUSLY RECOMMEND A VOTE FOR THE APPROVAL OF THIS RESOLUTION.

OTHER BUSINESS

Other than as set forth above, as of the mailing of this Proxy Statement, the Company knows of no business to be transacted at the General Meeting; however, if any other matters are properly presented at the General Meeting, it is intended that the persons named as proxies will vote upon such matters, pursuant to their discretionary authority, according to their best judgment and in the interest of the Company.

SHAREHOLDER PROPOSALS FOR 2026 ANNUAL GENERAL MEETING OF SHAREHOLDERS

Under the Companies Law and the Company’s Articles, shareholders who severally or jointly hold at least 1% of the Company’s outstanding voting rights are entitled to request that the Board of Directors include a proposal in a future shareholders meeting, provided that such proposal is appropriate for consideration by shareholders at such meeting. To be considered for inclusion in the Company’s proxy statement for our 2026 annual general meeting of shareholders pursuant to the Companies Law, shareholder proposals must be in writing and must be properly submitted to the Company’s offices, c/o Ms. Lisa Haimovitz, at 13 Amal St., Afek Industrial Park, Rosh Ha’ayin 4809249, Israel, and must otherwise comply with the requirements of the Companies Law. The written proposal must be received by the Company not later than the seventh calendar day following the day on which the Company calls and provides notice of the 2026 annual general meeting of shareholders.

The Company currently expects that the agenda for the annual general meeting of shareholders to be held in 2026 will include, among others, (1) the election (or re-election) of directors; (2) the approval of the appointment (or re-appointment) and compensation of the Company’s auditors; and (3) presentation for discussion of the financial statements of the Company for the year ended December 31, 2025.

NON-IFRS FINANCIAL MEASURES

This Proxy Statement presents Adjusted EBITDA, a financial metric, which is provided as a complement to the results provided in accordance with the International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”).

We define Adjusted EBITDA as net income (loss) plus depreciation and amortization, share based compensation, finance expenses, taxes on income and share in losses of equity accounted investees and minus finance income and non-recurring portions of other income, net. For the purposes of calculating Adjusted EBITDA, compensation for inadequate performance of goods and services procured by the Company are included in other income, net. Compensation for inadequate performance of goods and services reflects the profits the Company would have generated under regular operating conditions and is therefore included in Adjusted EBITDA. With respect to gains (losses) from asset disposals, as part of our strategy to accelerate growth and reduce the need for equity financing, the Company sells parts or the entirety of selected renewable energy project assets from time to time, and therefore includes realized gains or losses from these asset disposals in Adjusted EBITDA. In the case of partial assets disposals, Adjusted EBITDA includes only the actual consideration less the book value of the assets sold. Our management believes Adjusted EBITDA is indicative of operational performance and ongoing profitability and uses Adjusted EBITDA to evaluate the operating performance and for planning and forecasting purposes.

Non-IFRS financial measures have limitations as analytical tools and should not be considered in isolation or as substitutes for financial information presented under IFRS. There are a number of limitations related to the use of non-IFRS financial measures versus comparable financial measures determined under IFRS. For example, other companies in our industry may calculate the non-IFRS financial measures that we use differently or may use other measures to evaluate their performance. All of these limitations could reduce the usefulness of our non-IFRS financial measures as analytical tools. Investors are encouraged to review the related IFRS financial measure, Net Income and to not rely on any single financial measure to evaluate our business.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Proxy Statement contains forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. We intend such forward-looking statements to be covered by the safe harbor provisions for forward-looking statements as contained in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. All statements contained in this Proxy Statement other than statements of historical fact, including, without limitation, statements regarding the Company’s business strategy and plans, capabilities of the Company’s project portfolio and achievement of operational objectives, market opportunity, utility demand and potential growth, discussions with commercial counterparties and financing sources, pricing trends for materials, progress of Company projects, including anticipated timing of related approvals and project completion and anticipated production delays, expectations relating to our projects, plans or projections, the Company’s predicted or anticipated future financial results, expected impact from various regulatory developments, expectations relating to our projects including regarding wind production, electricity prices and windfall taxes, the potential impact of the current conflicts in Israel on our operations and financial condition and Company actions designed to mitigate such impact, and Revenue and Adjusted EBITDA guidance, the expected timing of completion of our ongoing projects, and the Company’s anticipated cash requirements and financing plans, are forward-looking statements. The words “may,” “might,” “will,” “could,” “would,” “should,” “expect,” “plan,” “anticipate,” “intend,” “target,” “seek,” “believe,” “estimate,” “predict,” “potential,” “continue,” “contemplate,” “possible,” “forecasts,” “aims” or the negative of these terms and similar expressions are intended to identify forward-looking statements, though not all forward-looking statements use these words or expressions.

These statements are neither promises nor guarantees, but involve known and unknown risks, uncertainties and other important factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements, including, but not limited to, the following: our ability to site suitable land for, and otherwise source, renewable energy projects and to successfully develop and convert them into operational projects; availability of, and access to, interconnection facilities and transmission systems; our ability to obtain and maintain governmental and other regulatory approvals and permits, including environmental approvals and permits; construction delays, operational delays and supply chain disruptions leading to increased cost of materials required for the construction of our projects, as well as cost overruns and delays related to disputes with contractors; disruptions in trade caused by political, social or economic instability in regions where our components and materials are made; our suppliers’ ability and willingness to perform both existing and future obligations; competition from traditional and renewable energy companies in developing renewable energy projects; potential slowed demand for renewable energy projects and our ability to enter into new offtake contracts on acceptable terms and prices as current offtake contracts expire; offtakers’ ability to terminate contracts or seek other remedies resulting from failure of our projects to meet development, operational or performance benchmarks; exposure to market prices in some of our offtake contracts; various technical and operational challenges leading to unplanned outages, reduced output, interconnection or termination issues; the dependence of our production and total revenues and income on suitable meteorological and environmental conditions, and our ability to accurately predict such conditions; our ability to enforce warranties provided by our counterparties in the event that our projects do not perform as expected; government curtailment, energy price caps and other government actions that restrict or reduce the profitability of renewable energy production; electricity price volatility, unusual weather conditions (including the effects of climate change, could adversely affect wind and solar conditions), catastrophic weather-related or other damage to facilities, unscheduled generation outages, maintenance or repairs, unanticipated changes to availability due to higher demand, shortages, transportation problems or other developments, environmental incidents, or electric transmission system constraints and the possibility that we may not have adequate insurance to cover losses as a result of such hazards; our dependence on certain operational projects for a substantial portion of our cash flows; our ability to continue to grow our portfolio of projects through successful acquisitions; changes and advances in technology that impair or eliminate the competitive advantage of our projects or upsets the expectations underlying investments in our technologies; our ability to effectively anticipate and manage cost inflation, interest rate risk, currency exchange fluctuations and other macroeconomic conditions that impact our business; our ability to retain and attract key personnel; our ability to manage legal and regulatory compliance and litigation risk across our global corporate structure; our ability to protect our business from, and manage the impact of, cyber-attacks, disruptions and security incidents, as well as acts of terrorism or war; changes to existing renewable energy industry policies and regulations that present technical, regulatory and economic barriers to renewable energy projects; the reduction, elimination or expiration of government incentives for, or regulations mandating the use of, renewable energy; our ability to effectively manage the global expansion of the scale of our business operations; our ability to perform to expectations in our new line of business involving the construction of photovoltaic systems for municipalities in Israel and the sale of electricity directly to corporate customers under power purchase agreements in Israel; our ability to effectively manage our supply chain and comply with applicable regulations with respect to international trade relations, tariffs, sanctions, export controls and anti-bribery and anti-corruption laws; our ability to effectively comply with Environmental Health and Safety and other laws and regulations and receive and maintain all necessary licenses, permits and authorizations; our performance of various obligations under the terms of our indebtedness (and the indebtedness of our subsidiaries that we guarantee) and our ability to continue to secure project financing on attractive terms for our projects; limitations on our management rights and operational flexibility due to our use of tax equity arrangements; potential claims and disagreements with partners, investors and other counterparties that could reduce our right to cash flows generated by our projects; our ability to comply with increasingly complex tax laws of various jurisdictions in which we currently operate as well as the tax laws in jurisdictions in which we intend to operate in the future; the unknown effect of the dual listing of our Ordinary Shares on the price of our Ordinary Shares; various risks related to our incorporation and location in Israel, including Israel’s war with Iran and the ongoing war with Hamas, where our headquarters and some of our wind energy and solar energy projects are located; the costs and requirements of being a public company, including the diversion of management’s attention with respect to such requirements; certain provisions in our Articles of Association and certain applicable regulations that may delay or prevent a change of control; and other risk factors set forth in the section titled “Risk factors” in our Annual Report on Form 20-F for the fiscal year ended December 31, 2024, filed with the SEC, as may be updated in our other documents filed with or furnished to the SEC.

These statements reflect management’s current expectations regarding future events and operating performance and speak only as of the date of this Proxy Statement. You should not put undue reliance on any forward-looking statements. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee that future results, levels of activity, performance and events and circumstances reflected in the forward-looking statements will be achieved or will occur. Except as may be required by applicable law, we undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events.

ADDITIONAL INFORMATION

The Company’s Annual Report on Form 20-F for the year ended December 31, 2024, as filed with the SEC on March 28, 2025, is available for viewing and downloading on the SEC’s website at www.sec.gov as well as under the Investor Relations section of the Company’s website at https://enlightenergy.co.il.

The Company is subject to the information reporting requirements of the Exchange Act applicable to foreign private issuers. The Company fulfills these requirements by filing reports with the SEC. The Company’s filings with the SEC are available to the public on the SEC’s website at www.sec.gov. As a foreign private issuer, the Company is exempt from the rules under the Exchange Act related to the furnishing and content of proxy statements. The circulation of this Proxy Statement should not be taken as an admission that the Company is subject to those proxy rules.

By Order of the Board of Directors

Yair Seroussi

Chairman of the Board of Directors
Dated: August 7, 2025

Enclosed:
Exhibit A – the Company’s Amended Compensation Policy

Exhibit A

~~4 December 2023~~

Enlight Renewable Energy Ltd.
Office Holder Compensation Policy1

1 This English translation of the Company’s compensation policy is provided for convenience only. In the event of any discrepancy or inconsistency between this English translation and the Hebrew original, the Hebrew version shall prevail and be binding.

Enlight Renewable Energy Ltd. (hereinafter - the “Company”)
Office Holder Compensation Policy

1.	Overview
1.1.
A compensation policy (hereinafter - the “Compensation Policy”), as defined in the Companies Law, 1999 (hereinafter - the “Companies Law” or the “Law”), is a policy regarding the terms of office and employment (as such terms are defined in the Companies Law from time to time) of the Company’s office holders.

1.2.	Among other things, the Compensation Policy is based on the provisions of Amendment 20 to the Law, relating to compensation policies for public company office holders.

1.3.
The Compensation Policy takes under consideration the Company’s characteristics, including being a global company whose shares are listed for trading on the Tel Aviv Stock Exchange and on Nasdaq, its business strategy, objectives, area of activity, and the Company’s interest in recruiting and retaining highly qualified office holders.

1.4.
The Company’s Compensation Committee discussed the updated Compensation Policy, while consulting external advisors, and has approved the updated Compensation Policy. The Company’s Board of Directors approved the Compensation Policy, having considered and deliberated the Compensation Committee’s recommendation. The Compensation Policy is subject to the approval of the Company’s shareholders at a general meeting, as set forth in Section 267A of the Companies Law.

1.5.
The Compensation Policy sets forth a ceiling on the terms of office and employment of the Company office holders who are not directors. The policy is declarative and does not establish any liability of the Company toward its office holders. The Company is not obligated to grant the office holders any or all of the components included in the policy, in whole or in part, and the policy does not entitle the office holders to any rights, whether directly or indirectly. The Company will only be bound by the employment agreements entered into between it and its office holders.

2.	Objectives of the Compensation Policy
2.1.
The Company acknowledges the vital importance of the human element in all Company ranks, and particularly its executive rank. Hence, the Company considers it very important to establish a suitable and appropriate compensation policy for Company office holders, including by creating the right incentives to promote the Company’s short-term and long-term goals, its work plans, and its policy, taking into consideration, among other things, the office holders’ areas of responsibility and the risks that affect the Company’s activity.

2.2.	The Company has adopted the Compensation Policy pursuant to the following objectives:

2.2.1.
Achieving the Company’s goals and work plans in the long-term, and make sure that the Company office holders’ interests, are, subject to any applicable law, identical to and reflect those of the Company shareholders, to the extent possible.

2.2.2.
Increasing the Company office holders’ sense of identification with the Company and its activity by implementing a program intended to ensure that the Company’s success entails, inter alia, each office holder’s individual success.

2.2.3.	Raising the Company office holders’ satisfaction and motivation to promote the Company’s affairs and its sustainable growth.
2.2.4.	Recruiting and retaining high-quality Company office holders for the long-term.

3.	The Considerations and Guidelines in Setting the Compensation Policy

3.1.	In setting the Compensation Policy, the Company considered the considerations set forth in Section 267B(A) of the Companies Law, including:

3.1.1.	Promoting the Company’s long-term goals, work plans, and policy.
3.1.2.	Creating suitable incentives for the Company’s office holders, taking into consideration, among other things, the Company’s risk management policy;
3.1.3.	The office holders’ high level of responsibility and the complexity of the office holders’ duties.
3.1.4.	The Company’s size, profitability, and the nature of its operations.

3.1.5.
Regarding terms of office and employment that include variable components – the office holder’s contribution to achieving the Company’s goals, maximizing its profits, ensuring ethical and fair conduct, and compliance with its rules of corporate governance, over the long-term, and the office holder’s role in the Company.

3.2.
Additionally, when determining the terms of the office holders’ compensation, the Compensation Committee and Board of Directors may set relevant criteria in addition to the guidelines and considerations set forth and required under the Companies Law, and may consider data in addition to the data set forth below in light of the Company’s best interest, condition, and plans.

4.	Main Principles of the Compensation Policy

4.1.	Compensation components The aggregate compensation for Company office holders includes the following components:

4.1.1.	Base wage or salary – for details, see Section 6 below.
4.1.2.	Fringe social benefits and other benefits – for details, see Section 10 below.
4.1.3.	Variable compensation:
(a)	An annual cash bonus – for details, see Section 7 below.
(b)	A retention bonus – for details, see Section 8 below.
(c)	A sale or merger bonus – for details, see Section 9 below.
(d)	Equity compensation – for details, see Section 9 below.
(e)
End of service terms – severance exceeding the ceiling set forth in the Law, an adjustment period, advance notice or any other benefit granted to office holders in connection with the end of their roles with the Company.

4.2.	Definitions:
4.2.1.	The “Base Wage” or “Salary”: the gross monthly wage.
4.2.2.	The “Fixed Compensation” or “Wage Cost”: the Base Wage, plus social benefits and other benefits, in terms of cost to the Company.
4.2.3.	“Variable Compensation”: the variable compensation in cash and the variable equity compensation.
4.2.4.	The “Compensation Package”: the total cost of the compensation in terms of employment cost, which includes Fixed Compensation and Variable Compensation.
4.2.5.
“Office holder” - as defined by the Companies Law (i.e., CEO, main business manager, deputy CEO, VP, CFO, and any other office holder in the Company irrespective of their title, as well as a director or manager who reports directly to the CEO).

5.	Manner of Determining Compensation
When reviewing and approving an office holder’s terms of office and employment, the Compensation Committee and Board of Directors will consider the following (in whole or in part, based on relevance):

5.1.
All compensation components, including the monthly salary, related benefits, retirement bonuses (as the term is defined in the Law from time to time), and any benefit, payment, or payment commitment or commitments to grant such a benefit, as applicable, granted for such employment or appointment.

5.2.
The economic value of the entire compensation package and all its components, while taking into consideration the Company’s business results, and, if the compensation package is tied to certain objectives, examining such objectives.

5.3.	To the extent possible, the compensation components will be challenging, but will not encourage taking risks exceeding the Company’s desired risk levels.

5.4.
To ensure congruence between the overall compensation components set forth in the policy, Company organs will be presented with, and will discuss the approval of, all compensation components of each Company office holder. Additionally, the wage ranges and the other terms of office and employment for Company office holders will be determined, inter alia, according to the comparable data for office holders in companies that are similar to the Company, to the extent possible, as set forth below (hereinafter, the “Peer Company Data”). The Peer Company Data will relate to the components of the office and employment terms, to the extent possible and to the extent the information is available.

5.5.
The Peer Company Data will be prepared by the Company or by an external consultant, which decision will be in the Compensation Committee’s discretion, based on a methodology that the Company considers appropriate and reasonable. Additionally, the Peer Company Data will be prepared separately for the base salary and for the aggregate compensation, to the extent relevant and if such information is available.

5.6.
To the extent possible and such information exists, the comparison will be carried out with respect to compensation granted to office holders holding a similar position in at least 3 publicly traded companies and/or private companies that have the following characteristics (in whole or in part, or additional criteria as the Compensation Committee finds suitable): (a) their equity is similar to the Company’s equity; (b) their operating profit is comparable to the Company’s operating profit; (c) their total assets are similar to the Company’s total assets; (d) they have a similar turnover; (e) their market value is similar to the Company’s market value; (f) they are in the same area of activity as the Company; (g) they operate internationally or their shares are traded on a stock exchange outside of Israel.

5.7.
The office holder’s education, skills, expertise, professional experience, work and contribution to achieving the Company’s business goals and meeting its work plans (in such office holder’s current or previous position).

5.8.	Insofar as the office holder resides outside of Israel – the differences in the salary terms and policies between the country of the office holder’s residence and Israel.

5.9.
The office holder’s role, areas of responsibility, and previous wage agreements. Additionally, as relevant, the comparable data regarding the Company’s previous or present office holders in the same position or in similar positions will be taken into consideration, with respect to all components of the office and employment terms. Also, and to the extent relevant, any substantial changes that occurred in the office holder’s authorities and areas of responsibility during the year will be considered.

5.10.
The ratio of the office holders’ terms of office and employment, and the wages[1][2] paid to all other Company employees and contractors employed by the Company (as these terms are defined in the Law from time to time), and in particular, the ratio to these employees’ mean and median wages, and the effect of the gaps in such wage data on labor relations within the Company.

5.11.
The Compensation Committee and the Board of Directors will review the above ratio and note if they believe the ratio is appropriate and suitable considering, among other things, the Company’s nature, size, staff composition and area of activity, and if these ratios might adversely affect labor relations within the Company.

5.12.
The ratio between the Wage Cost of the various office holders in the Company and the mean and median Wage Cost of all other Company employees, and the ratio between the Compensation Package (Wage Cost, regular annual cash bonus and equity based compensation) of each Company office holder and the mean and median Compensation Package of all other Company employees shall not exceed:

Job title	The ratio of the Wage Cost to the mean salary cost	The ratio of the Wage Cost to the median salary cost	The ratio of the Compensation Package to the office holders to the average Compensation Package	The ratio of the Compensation Package to the median Compensation Package
The Company’s CEO	1:10	1:12	1:20	1:30
Officer holder	1:5	1:6	1:10	1:15

The annual cost of the equity based compensation shall be calculated by dividing the total costs by the number of years (and not according to the annual expense recorded on our books).

~~1~~2 “Wages” – as this term is defined in the Companies Law from time to time; at present, the income for which national insurance premiums are paid under Chapter 15 of the National Insurance Law [Combined Version], 1995.

The Compensation Committee and Board of Directors estimate that these ratios are appropriate and reasonable in light of the Company’s characteristics, and they will not adversely affect labor relations within the Company~~2~~3.

Given that the Company is growing, members of the Compensation Committee and Board of Directors in the Company believe that the Company should have, on the one hand, determined reasonable and appropriate salary ratios between the office holders and all Company employees, and on the other hand, determined salary ratios that match the nature of the Company’s operations and advanced growth, it becoming a dual-listed company, and the increase in its staff number year on year that is also characterized by hiring employees abroad, which may have a material effect on salary ratios, without diminishing the Company employees’ motivation and sense of identification with its activity and operations.

In light of the above, the Company’s Compensation Committee and Board of Directors determined that the above salary ratios will be deemed reasonable with a deviation of up to 10% from the above- described ratios. Any deviation from the above will be brought before the Compensation Committee and Board of Directors, which shall be allowed to authorize compensation that deviates from the foregoing ratios, after they examine whether this requires any changes. The Compensation Committee and Board of Directors believe this maximum ratio is reasonable and fair in light of the Company’s character, its area of activity, its size during this policy’s applicability period, and consequently, the extent of responsibility imposed on the Company’s senior office holders.

5.13.
The ratio of the variable components to the fixed components granted to the office holder.

The desired ratio between the variable components and the fixed components granted to different Company office holders in a given year will be as follows:~~3~~4

Job title	Fixed components (including related benefits) (%)	Variable benefits (bonuses and equity basedcompensation) (%)
The Company’s CEO	20%-60%	40%-80%
Office holders	20%-65%	35%-80%

This refers only to the planned ratio, assuming bonuses are granted as set forth in this policy. The actual ratio in a given year between the compensation package components might be different because of underperformance or overperformance, which may affect the variable compensation, as set forth in this policy. In addition, due to the unique character of the Company’s activity and the importance of retaining its many fixed work interfaces, the Company considers it important to reinforce the fixed office holder compensation components, and accordingly, the above ratios were determined as part of the overall considerations.

If the Company deviates from the above ratio by more than 5% from the above-described gaps (i.e., a 7% deviation from the upper limit or a 5% deviation from the lower limit), then such deviation will be brought before the Compensation Committee and Board of Directors for further discussion, which shall be allowed to approve compensation deviating from the foregoing ratios after examining whether such deviation requires any changes. The Company organs deemed deviations within these limits as reasonable.

6.	Basic salary
The salary of an office holder is a fixed component, determined (to the extent possible) by the day their employment term commences, and will be revised from time to time according to the Compensation Policy.
6.1.	The CEO and the Office Holders’ Salaries

6.1.1.
The Company’s CEO and other office holders’ salaries will be determined based on the relevant considerations and criteria appearing in Sections 2, 3, and 5 above, and will be approved by the Company’s competent organs, according to the applicable law.

Based on these considerations, the Company office holders’ highest monthly Base Wages were determined, as set forth below~~4~~5:

Job title	Maximum (in NIS) (gross)[6]
The Company's CEO~~5~~7	118,000
Office holders	80,000

~~2~~3 The maximum ratios consider the equity compensation made to the Company officers.
~~3~~4 We emphasize that this refers only to the planned ratio, assuming bonuses are made as stated in this policy. The actual ratio in a given year between the compensation package components might be different because of underperformance or over-performance, that might affect the variable compensation, as stated in this policy.
~~4~~5 To clarify, the Company may enter into management agreements with the officers’ wholly owned companies, and all provisions of this Compensation Policy also apply to them. The management fee will be governed by the provisions that apply to the monthly salary, and the maximum management fees will be equal to the maximum employment cost assuming labor relations.
6 The maximum will be adjusted, every year in January, to the increase of the Consumer Price Index in the previous calendar year.
~~5~~7 The maximum value of the CEO’s compensation package may not exceed NIS 10 million a year, and the calculation of the options’ value will be made for the award date, linearly over the vesting period.

The Compensation Committee and Board of Directors will review such highest monthly Base Wages as part of the annual review of the Compensation Policy under Section 16 below, and these will be updated to the extent necessary, including in comparison with the Peer Company Data and taking into consideration the Company’s business position and its staff, or other considerations.

If the Company deviates from the above by more than 5%, such deviation will be brought before the Compensation Committee and Board of Directors for further discussion, which shall be allowed to approve compensation deviating from the foregoing ratios after examining whether any changes are required. The Company organs considered any deviation within the above set forth limits as reasonable.

6.2.	Compensation of directors
6.2.1.
The (external and other) Company directors “excluding directors employed in the Company in another position” will be paid an annual compensation, a participation compensation, and reimbursement of expenses according to the provisions of the Companies Regulations (Outside Director Compensation and Expenses Rules), 2000 (hereinafter, the “Compensation Regulations”), based on the Company’s classification according to such regulations. The wages determined may not exceed the maximum compensation permitted under the Compensation Regulations.

6.2.2.	The amounts will be paid plus linkage differentials, as set forth in Regulation 8 of the Compensation Regulations, and will be updated from time to time as set forth in the Compensation Regulations.

6.2.3.
The foregoing notwithstanding, a director’s (not including an outside director and/or an independent director) non-acceptance or waiver of the compensation that they are entitled to according to the Compensation Regulations will not be deemed a deviation from this policy.

6.2.4.
The Company may grant the Chairman and the Vice Chairman of its Board of Directors compensation that may not exceed NIS 60,000[8] a month (employer costs or payable through an invoice), plus an equity component according to the standards set forth in this policy.~~6~~9

6.2.5.	In addition, Company directors shall be entitled to equity based compensation (calculated annually) not to exceed 50% of their total annual compensation.

8 The maximum will be adjusted, every year in January, to the increase of the Consumer Price Index in the previous calendar year.
~~6~~9 The above is a payment for a 33% appointment percentage, and it will be adapted proportionally based on an increase or a decrease in the appointment percentage.

7.	Annual Cash Bonus

7.1.
The Company’s Compensation Policy is based, among other things, on the assumption that the Company office holders’ compensation must be tied to the Company’s business results~~7~~10 and reflect the Company’s various strategic goals and each office holders’ personal contribution to achieving such goals.

7.2.	This bonus is intended to compensate the office holders for their accomplishments and contributions to achieving the Company’s goals throughout the period for which the bonus is paid.

7.3.
The Company's office holders will be entitled to an annual performance-based bonus contingent on meeting certain goals. Eligibility for the bonus will be determined mainly on measurable quantitative criteria, however, eligibility may also be partly determined by qualitative criteria that is not measurable. The structure of the goals and weights attributed will be determined by the Compensation Committee and the Board of Directors every year in advance, no later than the end of March of that year. The goals and weights attributed will be structured individually and separately for each of the Company's office holders.

7.4.	The amount of the bonus to be distributed each year will be based on the extent to which goals are achieved, as set out below.
7.4.1.	Bonus structure - the bonus will be composed of three components:

a.	Based on Company goals -	Goals applicable to the bonus plans for all the Company's office holders in a particular year, including the Company's CEO.
b.	Based on personal goals -	Targets suited to the role of the applicable office holder and the targets and specific matters that the Company wishes to advance that year.
c.	Discretionary bonus component -	The Company’s office holders will be entitled to a bonus component that is not measurable, based on a qualitative evaluation of their performance by their supervising office holder.

7.4.2.
As part of the annual bonus component that is based on the Company’s goals, two or more Company goals will be determined, which will be measurable quantitative goals that are contingent on achievement of the Company's long-term business goals and objectives, including the following:

a.	The volume of new transactions closed, according to megawatt parameters or equivalent parameters based on the relevant activity segment;
b.	Average economic internal rate of return (EIRR);
c.	Periodic profitability rates (operating profit and/or net profit);
d.	Operating profit parameters (EBITDA, FFO);
e.	Rates of growth in the volume of activities;
f.
Achieving project performance indicators. (1) Meeting the construction/development schedule - the compensation rate in respect of this component will be gradual with several “grades” determined in the timetable, and the rate will increase with the grades in a manner that is incentivizing; (2) Achieving savings in construction budgets - the compensation rate in respect of this component will be determined on a graded basis while establishing a number of quantitative financial thresholds reflecting savings in the project budget, and each threshold will be awarded a different compensation rate, in an ascending grade; (3) Implementation of advanced management tools, processes, and control to be defined by the Company’s Compensation Committee and Board of Directors individually and their proper implementation will be as meeting this target;

g.	Goals referring to improvement in the price of the Company's shares or referring to the trading volume of the shares and the identity of the shareholders;
h.	Capital raising, debt cycle, and/or capital structure improvement goals;
i.	Goals referring to organizational development;

~~7~~10 The Company’s results will be according to the Company’s audited financial statements.

j.
The Company's Board of Directors may determine specific compensation goals for office holders (to the extent possible by March of each year), the achievement of which the Board of Directors believes will serve as a strategic goal for the Company and/or a milestone that is a substantial leap forward in achieving the Company's strategy in one of the following areas of activity: (i) achieving a significant milestone (such as signing financing agreements, financial closing or commercial operation or obtaining other material approvals for a project) in a transaction and/or a specific project, which are material to the Company (based on standard accounting tests); (ii) mergers and acquisitions of renewable energy projects and/or renewable energy companies; (iii) raising capital for the Company's activities, when achieving this goal in a number of salaries to be defined as a success-based bonus contingent on a minimum rate of amounts successfully raised to be determined by the Company’s Compensation Committee and Board of Directors; (iv) winning a tender for a substantial project (based on standard accounting tests); and (v) developing entry into new areas of activity.

Such goals will be based on the Company's strategy as reflected in the annual budget determined and approved annually by the Company’s Compensation Committee and Board of Directors (no later than the end of March of that year) (hereinafter, the “Annual Budget"), and will be adjusted to the Company's performance in the year with respect to which the bonus is paid. For the Company’s CEO, only Company goals can be determined. If required by applicable law, for certain office holders or certain types of goals, the goals will also be approved by the general meeting.

7.4.3.
In addition, up to five measurable personal goals will be determined for each office holder, to be determined individually, based on the office holder's position and contribution to the Company's business and based on the Company's long-term strategic work plan and the work plans of the department to which the office holder belongs. These goals may include, for example:

a.	Contribution to the achievement of strategic targets set for the office holders in their area of activity;
b.	An indicator of completing milestones in significant projects and/or in the development, licensing, and planning process of significant projects;
c.	Signing agreements and transactions in the Company’s area of activity, based on indicators and volume to be defined annually;
d.	Achieving regulatory goals, regulatory milestones, and goals that are related to the Company's regulatory interfaces;
e.	Contribution to the signing of financing agreements, such as senior debt and/or mezzanine debt transactions for the purpose of starting projects, investing in projects, or acquiring activities;
f.	Achieving savings goals in project construction budgets, as well as in operating, maintenance, and/or development expenses;
g.	Achieving goals in the sale and disposal of the Company's profitable assets;
h.	Achieving goals related to characterization and implementation of management and control tools, and improving the Company's management and control processes;
i.
In addition, office holders involved in development and/or regulation may also be entitled to specific bonuses for full or partial completion of complex processes developed by the Company, based on milestones to be determined by the Company (hereinafter, “Development Bonuses").

The internal division between the relative weight attributed to the quantitative estimates based on Company goals and the personal quantitative goals will be adjusted individually for each office holder, based on the characteristics of their position, areas of responsibility, and the extent of their influence on the achievement of the Company's goals and its profits.

7.4.4.
The weight attributed to the personal goals of each VP will be between 20% and 60% of all the goals for office holders (not including the Development Bonuses). In addition, if an office holder does not reach the minimum threshold of any of the personal goals, such officer holder will not be entitled to a bonus in that year, even if the Company/Group achieves its goals.

7.4.5.
The discretionary bonus component will be based on the evaluation of the Board of Directors. The weight attributed to this goal will not exceed 20% (and with respect to the CEO – no more than 3 salaries, subject to the provisions of section 7.4.7). It is clarified that, subject to applicable law, the Board of Directors, at the recommendation of the Compensation Committee, may increase the discretionary component of the annual bonus for office holders reporting directly to the CEO and also determine that this will be the only component for calculating the performance-based bonus for the relevant office holder.

7.4.6.
In addition to the annual bonus described above, the Board of Directors may, after receiving the recommendation of the Compensation Committee and without requiring any other approvals, decide that the Company will pay any of the office holders (who report directly to the CEO) a bonus for special projects or special achievements, arising from the activities of the office holders and their contribution to the Company, based on the Company's long-term strategic work plan (in this Section 7.4.6, this includes achieving material strategic goals and signing strategic agreements that are material to the Company's activities, such as: (i) a merger and/or acquisition of an activity on a material scale (exceeding 20% of Group assets and/or its installed capacity and/or its equity); (ii) raising capital/debt in an amount exceeding NIS 350 million; (iii) winning and/or investing in and/or selling a project and/or reaching a significant milestone in a project of a substantial scope, which the Board of Directors considers an extraordinary achievement that may have a material effect on indicators in the Company's activity; and (iv) achieving an extraordinary performance indicator that is significantly higher (more than 15% in excess of the upper threshold determined by the Board of Directors for a specific annual goal in the goals set out in Sections 7.4.2-7.4.3 above, and as set out in Section 7.4.9 below (hereinafter, the “Special Bonus”).

7.4.7.
It is clarified that in any event, the Special Bonus will not exceed five monthly salaries for an office holder. It should be clarified that discretionary compensation for the CEO exceeding three monthly salaries will be brought to the general meeting for approval. Notwithstanding the above, the portion of the discretionary components of the bonus component as set out in Section 7.4.5 above, may be higher, up to the maximum amount permitted by the Law, as may be the case from time to time.

7.4.8.
The Board of Directors will have discretion and flexibility in determining the weights and goals, and the weights and goals will be discussed annually as set out above, based on the recommendations of the Compensation Committee in the matter. For this matter, the Compensation Committee and the Board of Directors will take into consideration the recommendation of the Company’s CEO regarding the goals and weights pertaining to the VPs and the recommendation of the Chairman of the Board of Directors regarding the goals and weights pertaining to the CEO.

7.4.9.	The provisions set out below will be used to determine the goals and assess whether they have been met:

◾	Each goal will be assigned a relative weight that determines its importance and its weight in the determination of the bonus budget.
◾	A quantitative target threshold (indicator) will be determined for each measurable target, to be derived from the work plan (budget) or directly from the area that requires change or improvement.
◾
If the goal is a parameter included in or derived from the budget, the goal will be considered to have been met in full only if the quantitative target threshold set in or derived from the budget is met.

◾	Each goal will receive a separate score indicating compliance with the goal and the bonus will be calculated pro rata to the relative weight of such goal.
◾	A lower quantitative threshold will also be set for each goal. For performance below the lower threshold no bonus will be paid with respect to such specific target.
◾
A bonus of 60% of the specific weight attributed to a specific goal will be granted for reaching the low threshold, and for performance exceeding this threshold, a bonus of between 60% and 100% will be granted, to be calculated on a linear basis (for the difference between the goal and the lower threshold). If the goal is met, a score of 100% will be given with respect to this indicator.

◾
If goals are met at a rate of 90%-100%, such goals will be considered to have been fully met, subject to the discretion of the Compensation Committee and the Board of Directors regarding the implementation of this mechanism.

◾
An upper threshold will be determined for each goal for performance that exceeds the goal. If the upper threshold is reached or exceeded, a bonus of 125% of the specific weight attributed to said goal will be given, and for performance between the goal and the upper threshold, a bonus of between 100% and 125% will be given, to be calculated on a linear basis (linearly for the difference between the goal and the upper threshold).

7.5.
Notwithstanding the above, the Compensation Committee and the Board of Directors may, in individual cases, approve a discretionary bonus, subject to a limit of up to three monthly salaries, for personal achievements, specific achievements in the year or advancing of material/strategic matters, and/or may delegate their authority to do so, subject to the Law.

7.6.
Notwithstanding the above, an immaterial change in the terms of office and employment of an office holder reporting directly to the CEO of the Company will not require the approval of the Compensation Committee if the CEO has approved the change and all the following have been fulfilled:

7.6.1.
An immaterial change in the employment terms of an office holder as set out in Section 272(C) of the Law, not to exceed 5% per year, compared with the preceding year, will be approved by the Company’s CEO and any other organ of the Company that is required pursuant to the Law (based on the minimum required forum);

7.6.2.	The terms of office and employment are in accordance with the Company’s Compensation Policy.

7.7.	Annual bonus - general provisions
7.7.1.
Notwithstanding the provisions in this Section 7, the annual bonus will not be granted to any office holder who does not meet the minimum threshold, which will be determined every year with respect to each goal (lower threshold).

7.7.2.
If payment of bonuses results in providing grounds for immediate repayment of any series of debentures issued or to be issued by the Company, then the Company Board of Directors shall be allowed, at its exclusive discretion, to reduce the bonus amount of any office holder or all office holders in the Company.

7.7.3.
In the event that a term of office ends, the Board of Directors may grant an office holder, at its discretion and with reference to the circumstances of retirement, the annual bonus for the full year in which the term of office ended.

7.7.4.
Every year, upon approval of the bonuses plan, the Compensation Committee and Board of Directors may establish additional quantitative or other thresholds, taking into account the Company's targets, strategy and position, which, if fulfilled, annual bonuses will not be granted to any of the Company's office holders.

7.8.	Restrictions applicable to the annual bonus In addition, annual bonuses, if granted, will be subject to the following restrictions:

7.8.1.	The total amount of the annual bonus (for all components of the annual/variable bonus, including the special bonus as defined above) will be limited as follows:
(a)	CEO: not to exceed 12 monthly salaries (excluding the special bonus as set out in Section 7.4.6 above, excluding meeting excellence thresholds exceeding 100%).
(b)	Office holder: not to exceed eight monthly salaries (excluding the Special Bonus as set out in Section 7.4.6 above, excluding meeting excellence thresholds exceeding 100%).
(c)	Development bonuses: not to exceed four monthly salaries per year (in addition to the above bonuses).

7.8.2.
The amount of the actual annual bonuses granted to all of the Company's office holders with respect to a specific year will not exceed 3% of the Company's revenues from the sale of electricity based on the fixed-assets model. In the event of deviations therefrom, the annual bonuses will be paid pari passu.

7.8.3.
An annual bonus will be granted to office holders who were employed by, or provided services to, the Company for at least 12 (twelve) months prior to the approval of the financial statements for that year, unless the office holder resigned or was dismissed due to circumstances that revoke such office holder’s right to severance pay. Notwithstanding the aforesaid, with respect to new office holders employed in the Company for less than 12 months, the Board of Directors may, at the recommendation of the Company's CEO, determine to grant a bonus in proportion to such office holders’ period of employment by the Company.

7.8.4.
The Compensation Committee may disregard effects of the Company's financial results arising from changes in the accounting policy of the Company or Group. Disregarding such effects may increase or decrease the bonus, depending on the type of accounting change and its effect. Disregarding such effects will be performed when, shortly before the approval of the bonuses, the Company’s independent auditors submit an opinion regarding the accounting changes made in the past financial year with respect to which bonus are determined, and the implications of these changes on the goals relevant to the bonuses. The opinion will be presented to the Compensation Committee and will serve as a basis for its decision regarding whether to disregard the implications of the accounting changes for the purpose of calculating the bonuses of the office holders.

It is clarified that the Compensation Committee will only exercise its powers under this section in the following cases: (a) a change in the accounting standards and/or the accounting policy and/or the accounting principles applicable to the financial statements of the Company and/or companies whose financial statements are consolidated and/or included in the financial statements of the Company (hereinafter, the "Statements"), which will apply due to external circumstances and which directly affect the calculation of the compensation goals established in the relevant year; and (b) application of an accounting principle and/or accounting policy to the Statements, in accordance with the guidelines of a competent authority, which have a direct effect on the calculation of the compensation goals established in the relevant year.

7.8.5.
When approving the budget, the Board of Directors may determine a closed list of extraordinary events and, if any of these events occurs during the year, the Compensation Committee may eliminate their effect when calculating the targets for the bonus. These are events that, when approving the budget, it is uncertain whether they will occur during the year and it was decided not to take them into account when preparing the budget; however, if they occur, they are likely to have a material effect on the financial results.

7.8.6.
The Compensation Committee and the Board of Directors may, at their discretion, reduce the amount of the bonus due to an office holder, when there are special circumstances that justify such a reduction.

7.8.7.
An office holder entitled to a bonus based on any financial information, will undertake to return to the Company any amounts paid on the basis of information that turned out to be erroneous and were restated in two consecutive annual financial statements following approval of the bonus in the Company's financial statements. An office holder will consent in writing to the Company’s deduction of any amount such office holder owes the Company from any amount due to such office holder from the Company, subject to the Law.

7.8.8.
The annual bonus, if determined, will be paid to office holders once a year, after the Company’s Board of Directors approves the financial statements of the relevant year and based on the Company's actual results for such year; if the annual bonus requires calculation, such calculation will be based on the financial statements of the relevant year.

7.8.9.
Further to the provisions above in this Section 7, the bonus program may contain other provisions by which a mechanism will be established to reschedule or condition some of the annual bonus payments, based on achieving long-term measurable goals, over a period of two or three calendar years, as well as rules for calculating the entitlement to such a multi-annual bonus, at the end of the multi-annual measuring period. The rules and conditions for such a multi-annual bonus will be set and presented to the Company’s competent organs for approval, in accordance with applicable law.

8.	Retention Bonus

Because of the unique character of the Company’s activity and the importance of retaining its office holders, the Company’s Board of Directors and Compensation Committee may determine retention bonuses for office holders, in a total amount of: (a) NIS 600,000 for the Company’s CEO, to be accrued gradually over a period of up to three years; (b) NIS 500,000 for office holders, to be accrued gradually over a period of up to 3 years. All for the reasons set forth above. It is clarified that in any event, multiple simultaneous “retention” plans will not be granted to the same office holder.

9.	Equity compensation
9.1.
Subject to obtaining the approval of the Company’s competent organs, the Company may offer the office holders to participate in an equity based remuneration plan, which among others shall include options exercisable into shares of the Company, RSUs (restricted share units) or similar equity securities such as restricted shares (jointly hereinafter the “Equity Based Compensation”).~~8~~11

9.2.
The granting of Equity Based Compensation to officer holders of the Company is, among other things, designed to further the Company’s interests by allowing employees, office holders, directors, consultants, and other selected service providers serving the Company or its affiliates (as the term is defined in the options plan), to acquire equity interests in the Company or increase their equity interests, as applicable, by granting Equity Based Compensation, thus providing such offerees another incentive to start or continue working for, or engage with, the Company or its affiliate, as applicable, and foster the offerees’ sense of being a partial owner of the Company and incentivize such offeree’s interest in the success of the Company and the affiliate with which the offeree is employed or with which they are engaged.

9.3.	The approved plan will be determined based on the relevant considerations and criteria set forth in Sections 2, 3, and 5 above, and it will include the following provisions:

9.3.1.
The value of the Equity Based Compensation to be granted pursuant to the plan, the method of granting the allocation to the different offerees, and an additional number of securities to be allocated among the office holders who may join the Company throughout the plan’s effectiveness period.

9.3.2.
The Equity Based Compensation will be awarded to the office holders in one of the following tax routes at the Company’s discretion, and subject to the relevant limitations and restrictions under applicable statutes: (a) options in the trustee route, under Section 102 of the Income Tax Ordinance [New Version], 1961 (hereinafter, the “Ordinance”); (b) options in the non-trustee route under Section 102 of the Ordinance; or (c) options under Section 3(I) of the Ordinance. Equity Based Compensation for foreign office holders shall be granted pursuant to the provisions of foreign law and the relevant mechanisms set forth in the foreign law.

9.3.3.
When granting share-based compensation other than restricted shares or restricted share units, the exercise price will be higher than the share price on the award date, so that it provides a suitable incentive to maximize the Company’s long-term value, and in any case, may not fall below the average price in the 30 trading days before the award.

9.3.4.
The maximum value in annual terms~~9~~12 (to be calculated on the award date, divided by the number of vesting years, equally) of the Equity Based Compensation granted to an office holder (including the Company’s CEO) may not exceed 85% of the aggregate compensation (gross, including salary, related expenses, Equity Based Compensation and annual bonuses (assuming targets are fully met)) paid to such office holder.

9.3.5.	The maximum potential dilution of all equity awards by the Company shall be 10%.~~10~~13

~~8~~11 For details on the options plan the Company adopted, see the transaction report the Company published on March 15, 2010 (Ref. No. 2010-01-415413) as updated on August 8, 2023.
~~9~~12 According to the ~~Black and Scholes~~B&S model, the binary model, or another value considered for accounting purposes.
~~10~~13 The calculation of the number of shares for the purpose of ~~dilution will be calculated based on the value of the options granted according to the obtain valuation – divided by the expected share price upon exercise according to the Black and Scholes model or the binomial model. The stock options will be converted using the “net exercise” mechanism (cashless exercise), which means that the number of shares resulting from exercising the stock options will be less than the number of stock options converted. The number of shares on a fully diluted basis is calculated based on the Black and Scholes model or the binomial model. The dilution is calculated without debentures or options allotted in~~the dilution rate shall be done on a fully diluted basis, and will take into account the full amount of RSUs granted, the maximum amount of shares that may result from PSUs granted, and the amount of shares that will result from exercising options based on “Net Exercise” (Cashless Exercise). This means that the amount of shares that will result from the exercise of options will be lower than the amount of options exercised. In this regard, the calculation will be done by multiplying the amount of options in the ratio of the value of the options granted, based on the B&S or the binary model, in the price per share expected upon exercise. It is clarified that in calculating the amount of shares for dilution purposes, convertible bonds or options that were issued to the public ~~offerings~~ or ~~offerings~~ to institutional investors in offerings, will be excluded.

9.3.6.
The vesting period will not be shorter than three years. The Company may approve the acceleration of vesting periods, in whole or part, of the equity based compensation that has not yet vested, in the event of a change of control of the Company and/or a merger and acquisition transactions of the Company.

9.3.7.
The expiration date of the granted options will not be less than one year after they vest, but will not exceed 10 years from the allocation date (subject to provisions regarding expiration upon an office holder’s end of employment or engagement to provide services).

9.3.8.
The possibility to condition all or some of the options or restricted shares’ vesting, granted to any option or restricted shares recipient, on achieving goals, including long-term goals, which will be determined on the allotment date.

9.3.9.
The Board of Directors may accelerate the vesting period of options or restricted shares, in whole or in part, including in the event that control of the Company changes or Company shares are delisted from any exchange, all according to the option plan or the Equity Based Compensation agreement of any office holder.

9.3.10.
The Equity Based Compensation plan will include conditions regarding an employee’s departure under different circumstances (switching between companies in the Group, resignation, dismissal, or death and disability).

9.3.11.	The Equity Based Compensation plan will set forth terms to adapt the exercise price in the event of distributions, rights offerings, etc.

9.3.12.
The consideration for exercising the options may be performed in a cashless mechanism, whereby the offeree is entitled only to receive such number of shares from the Company reflecting the economic value that the offeree would have received from exercising the stock options according to the shares’ market price, less their exercise price. The Board of Directors may adopt the mechanism at any time.

10.	Related Social Benefits and Rewards
If an office holder’s terms of office or employment include provisions in connection with the matters set forth below, such terms will be determined according to the relevant considerations and criteria in Sections 2, 3, and 5 above, and according to the terms set forth below:

10.1.	The Main Related Benefits Granted to All Office Holders (Not Including Directors)~~11~~14
10.1.1.	The office holders employed at the Company are entitled to the Company’s standard provisions to an executive insurance policy, disability insurance, and a study fund.

10.1.2.
Company office holders are entitled to sick days, vacation days, and convalescence days, according to the Company’s standard policy for senior employees and according to their seniority in the Company, and in any case, not less than that set forth in any applicable statute and not more than 28 vacation days for every work year.

10.1.3.
The Company may provide each office holder with a vehicle to perform their duties. If such a vehicle is made available to an office holder, the Company will bear the fixed expenses of maintaining the vehicle, according to the Company’s procedures. The office holder will bear the tax imposed due to the benefit to the office holder resulting from the use of the vehicle, and must also pay all fines or tickets imposed due to using the vehicle, if any, but the Company may gross up such tax and/or expenses.

~~11~~14 That said in this policy does not detract from granting a material benefit to the officers.

10.1.4.
If the office holder’s office and employment terms include a mobile phone, the office holder will be entitled to reimbursement of mobile phone related expenses, as the Company may decide and in its exclusive discretion. The office holder will pay any tax that may apply to such office holder due to the use of the mobile phone, but the Company may gross up such tax and/or expenses.

10.1.5.
If the office holder’s office and employment terms include reimbursement of expenses, the office holder will be entitled to be reimbursed for the reasonable expenses incurred while performing such office holder’s job, against receipts, in accordance with the Company’s policy.

10.1.6.
If the office and employment terms include living expenses abroad for overseas travel, the Company will pay the overseas living expenses for the office holder throughout their overseas stay for work purposes, according to Company procedures.

10.1.7.
Company office holders may be entitled, in accordance with and subject to such office holder’s personal employment terms, to full severance pay upon the end of the employee- employer relationship, for any reason whatsoever, including resignation, and excluding dismissal “under serious circumstances”, as defined below. Alternatively, office holders may be entitled to severance pay under Section 14 of the Severance Pay Law, 1963~~12~~15.

10.1.8.
Subject to the Compensation Committee’s approval, the Company may grant to office holders additional benefits, not to exceed 10% of the monthly cost of such office holder’s relevant fixed component (annualized).

10.1.9.	Notwithstanding anything to the contrary in this Section 10.1, office holders ~~residing outside of Israel~~relocating to another country will be entitled to related benefits, including as customary in the country of residence of such officer, and they will be entitled to reimbursement of expenses for such relocation, mutatis mutandis and per the discretion of the Compensation Committee and Board of Directors, as required.

10.2.	Insurance and Indemnity

The Company has obtained insurance to cover its present and/or future directors’ and office holders’ liability, from time to time, including the directors who are the controlling shareholder or the controlling shareholder’s relatives.

Without derogating from the provisions of any applicable law, the Compensation Committee may approve, from time to time and as long as this Compensation Policy is effective, the Company’s entrance into an insurance policy to cover the office holders’ and directors’ liability, for present or future office holders and directors in the Company and in the Company’s subsidiaries/subsidiary partnerships from time to time (including runoff insurance), as long as the total coverage under the policy for a particular insurance period does not exceed USD 45,000,000 (and if the Company has made a public offering, and/or is listed for trading in an exchange, outside of Israel, USD 120,000,000) per claim and for the insurance period, provided that such insurance is made on market terms and may not substantially affect the Company’s profitability, property, or liabilities, and for premiums and with deductibles that are on market terms at such times which may not have a material effect on the Company’s profitability, property, or liabilities, and according to an offer received from a party independent of the Company.

Indemnity undertakings according to the provisions of the Company’s articles of association, in the same form and terms for all Company office holders, including the directors who are the controlling shareholder or the controlling shareholder’s relatives.

According to the provisions of the Company’s articles of association, the maximum aggregate amount in which the Company may indemnify all office holders may not exceed 25% of the Company’s equity, according to the Company’s most recent financial statements on the date of actual indemnification payment.

Subject to the provisions of law, the Company shall be allowed to release the office holders and directors (excluding those that are controlling shareholders or their relatives, if any) in advance from any liability toward it for any damage caused and/or to be caused to it, whether directly or indirectly, due to the breach of the duty of care toward it in actions performed in good faith in their capacity as office holders in the Company and/or in a subsidiary of the Company and/or in an affiliated company of the Company, as may be from time to time. The foregoing shall not apply with regard to breach of the duty of care in distribution, as defined in the Companies Law, and also with regard to breach of the duty of care in a resolution or transaction in which the controlling shareholder or any office holder in the Company (also an office holder other than the one who was issued the release) including a personal interest.

~~12~~15 As of the authorization of this policy, the Company’s serving officers are entitled to full severance upon the termination of the employee-employer relationship for any reason whatsoever, including following their resignation, and not including upon dismissal under “serious circumstances”.

11.
Terms for end of tenure

An office holder will be entitled to advance notice of termination of employment, as set forth in the employment agreement or the service agreement between the Company and such office holder, in accordance with the below (and no less than the minimum required under any applicable law):

Job title	Maximum period
CEO	Up to 8 months
Office holders	Up to 6 months

11.1.
The prior notice period will be determined according to the relevant considerations and criteria in Sections 2, 3, and 5 above, and will be approved by the Company’s competent organs, according to the provisions of any applicable law.

11.2.
The Company’s office holders may be entitled to all benefits under their respective employment agreements or to the redemption of such benefits, as though they had continued being Company employees, even if the prior notice period (or part of it) is redeemed.

11.3.	During the prior notice period, the office holder must continue to perform such office holder’s job at the Company (subject to the Company’s decision).

11.4.
The office holders’ terms of office and employment will include a provision under which the Company may dismiss the office holder without prior notice in cases that revoke such officer holder’s entitlement to severance pay, which include embezzlement, theft, a criminal offense involving moral turpitude, a violation of the duty of confidence and/or noncompete clause, a severe disciplinary violation, a breach of trust, and a fundamental breach of the agreement (“Dismissal Under Serious Circumstances”).

11.5.	Retirement bonus

11.5.1.
In addition to the prior notice period, the Company may approve a retirement/adjustment bonus to the CEO and/or office holders, in an amount not to exceed six monthly salaries, in the event of dismissal by the Company (excluding Dismissal Under Serious Circumstances), or their resignation, as the case may be. Only an office holder’s monthly salary will be taken into consideration for the purpose of a retirement bonus (i.e. benefits, other grants and bonuses, etc. are excluded), multiplied by the number of months granted to that office holder.

11.5.2.
The retirement bonuses will be brought before the Company’s competent organs for approval, in accordance with applicable law, before entry into the employment agreement or the service agreement, and they will be determined according to the relevant considerations and criteria set forth in Sections 2, 3, 5 above, and subject to the office holders’ satisfaction of all the following conditions:

11.5.2.1.	They have been a Company employee or have been providing services to the Company for at least 3 years;
11.5.2.2.	During such office holder’s employment period, the office holder made a material contribution to advance the Company's business and to maximize its profits.
11.5.2.3.	The circumstances of the office holder’s retirement do not justify revoking such office holder’s severance.
11.5.2.4.	The Company’s CEO (or the Chairman of the Board of Directors, if the CEO is retiring) recommended paying the retirement bonus based on the Company’s performance in the relevant period.

12.	Commercial Protections

The employment agreements and the services agreements entered into with office holders will include provisions intended to protect the Company’s intellectual property rights, and confidentiality and noncompete clauses, which will be adapted to the relevant office holder according to the position’s sensitivity and the importance for the Company.

13.	Other General Provisions

13.1.
The office holders to whom the Compensation Policy applies may be Company employees or independent contractors providing services to it. If the office holder provides services to the Company as an independent contractor, the provisions of the Compensation Policy will apply, mutatis mutandis, and the compensation to the office holder will be paid against invoices, and the compensation components will be normalized, so that overall, they will financially match the provisions of this policy, provided that the foregoing does not adversely affect the Company’s best interest, condition, and plans.

13.2.
The provisions of this Compensation Policy shall not derogate from any present and/or future provision of any applicable law, including, without derogating from the generality of the foregoing, the provisions of the Companies Law, and/or the regulations and/or orders promulgated thereunder, and any relief, exemption and/or additional discretion granted to any of the Company organs, as set forth in any such statutory provision, including provisions adopted into law after the approval of this policy, they will apply to the Company and be considered part of this Compensation Policy, after the Compensation Committee or the Company Board of Directors decide to add them, in whole or in part, to this policy – without requiring shareholders approval therefor.

13.3.
The Compensation Committee and Board of Directors may approve a deviation of up to 5% per calendar year, from any maximum amount, limitation, or other provisions stated in this policy, and such a deviation will be considered compliant with the Compensation Policy. The foregoing does not apply to sections of the Compensation Policy with respect to which a specific deviation threshold has been determined.

13.4.
Immaterial changes to the office and employment terms of office holders who report directly to the CEO and who are not controlling shareholders shall require only the Compensation Committee’s prior approval, provided that the Compensation Committee determines that the change to the employment terms is immaterial. For that purpose, it has been determined that the total immaterial changes in the office and employment terms of such office holder, which will be approved by the Compensation Committee for any reporting year, may not exceed 5% (in real terms), relative to all office and employment terms of the office holder’s which were approved by the Company’s competent organs, for that reporting year.

14.	Validity
The Compensation Policy will be valid for three years from the date of its approval by the general meeting, as set forth above, in accordance with Section 267A(D) of the Law.

The foregoing notwithstanding, the Company Board of Directors will occasionally, and at least once per year, review the Compensation Policy and its compliance with applicable law, provided there has been a material change to the circumstances existing at the date of the policy’s adoption, or for other reasons. Subject to Section ~~14.2~~13.2 above, changes to the Compensation Policy, if any, will be approved in accordance with applicable law.
In addition, the Compensation Committee will review from time to time the implementation of the Compensation Policy, and if the Compensation Committee deems it appropriate, the Compensation Committee will recommend to the Board of Directors to update the Compensation Policy.